March 4, 2009

Michelle Roberts

Staff Attorney

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On January 8, 2009, Northern Lights Variable Trust (the "Registrant") filed Post-Effective Amendment No. 19 to its Registration Statement.  On February 23, 2009 you provided oral comments regarding the filing.  Please find below the Registrant's responses to your comments.  The revised prospectus and Statement of Additional Information are attached, and the changes are marked.

Prospectus Comments

1.

In the first paragraph under the heading “RISK/RETURN SUMMARY,” please consider consolidating the second, third and/or forth sentences to eliminate duplicate statements.

Response

The paragraph has been revised.

2.

Under the heading “INVESTMENT OBJECTIVE,” please remove "consistent" from the investment objective or provide a definition of consistent including consistency throughout various market cycles.

Response

"Consistent" has been removed from the investment objective.

3.

Under the sub-heading "Proprietary Foreign Currency Arbitrage," in the second sentence of the second paragraph, please change the word "expected" to "possibly."

Response

Rather than use the word possibly, the sentence has been revised to read as follows:

The proprietary currency trading models use statistical analysis to uncover ~~expected profitable~~ trading opportunities that the Advisor believes will be profitable.

4.

Under the heading “PRINCIPAL INVESTMENT STRATEGIES," please format the last paragraph with a description in bold font to make it consistent with the two other principal investment strategies.

Response

The paragraph has been modified to include the heading: Other Investment Companies.

5.

In the same paragraph, use the full term exchange traded fund and provide a short cite.

Response

The sentence has been modified to read as follows:

The Portfolio may also invest in other investment companies including open-end (mutual) funds and closed-end funds when the Advisor wishes the Portfolio to have representation in a certain sector or region but cannot identify an individual exchange traded fund ("ETF") that meets its investment criteria.

6.

Under the sub-heading "Currency Trading Risks," in the last sentence of the paragraph, please remove "re-" from re-issue as a new currency would be issued not re-issued.

Response

The sentence has been modified as requested.

7.

Under the sub-heading "Counterparty Credit Risk," in the last sentence of the paragraph, please change "number of" to "a few" to provide greater clarity.

Response

The sentence has been modified to read as follows:

The ability of the Portfolio to transact business with ~~any one or number of~~ only one or a few counterparties and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Portfolio.

8.

Under the sub-heading "Management Style Risks," in the second to last sentence of the paragraph, please change "strategy" to "strategies" to provide greater clarity.

Response

The sentence has been modified as requested.

9.

Under the sub-heading "INVESTMENT ADVISOR," in the first sentence of the second paragraph, please change "Annual" to "annual".

Response

The sentence has been modified as requested.

10.

Under the heading "NET ASSET VALUE," in the third sentence of the third paragraph, please add "and the Portfolio" to provide greater clarity.

Response

The sentence has been modified to read as follows:

Because the Portfolio may invest in underlying ETFs holding portfolio securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the underlying ETFs and the Portfolio do not price their shares, the value of the Portfolio's investment portfolio securities (i.e., underlying ETFs that invest in securities that are primarily listed on foreign exchanges) may change on days when you may not be able to buy or sell Portfolio shares.

11.

On the back cover, please consider adding the following to the end of the first paragraph now or after the Portfolio generates its first Annual Report: "In the Annual Report you will find a discussion of the market conditions that significantly affected the Portfolio's performance during the last fiscal year."

Response

Such a disclosure has been added.

12.

On the back cover, in the second paragraph, please change "inquires" to "inquiries."

Response

The paragraph has been modified as requested.

Statement of Additional Information Comments

13.

Under the heading entitled "TYPES OF INVESTMENTS," please change the last word of the first paragraph from "Trust" to "Portfolio."

Response

The paragraph has been modified as requested.

14.

In the footnotes, under the sub-heading entitled "Compensation" under the heading entitled "MANAGEMENT," please address the following comment.  In previous correspondence with the SEC Staff it was noted that the Trust/Portfolio did not have a distributor.  If the Portfolio does not have a distributor, please explain the reference in footnotes to Northern Lights Distributors, LLC (if the distributor only acts a such to a retail entity that should be clarified in the footnote).  Note also, that if the Portfolio has a distributor then revise the Code of Ethics section to indicate that the distributor has adopted a code of ethics and provide disclosures required by Items 14(b) and 20 of Form N-1A.

Response

The Registrant inadvertently failed to identify the distributor by name.  The following disclosures have been added.

(1) The Codes of Ethics sub-subsection has been modified to include the distributor.

(2) The Item 14(b) disclosure identifying the distributor by name and address has been added.

(3) The Item 20 disclosure has been added.

15.

Under the heading entitled "ALLOCATION OF PORTFOLIO BROKERAGE," please consider adding, if appropriate, the following: "mark up or mark down on principal transactions"

Response

Such as disclosure has been added.

If you have any questions or additional comments, please call the undersigned at (513) 352-6725 or Parker Bridgeport at (614) 469-3238.

Best regards,

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

Chariot Absolute Return Currency Portfolio

a series of Northern Lights Variable Trust

PROSPECTUS

[___ __], 2009

1-[___]-[___]-[____]

Chariot Advisors, LLC

8010 Arco Corporate Drive

Suite 175

Raleigh, NC 27617

(919) 281-3002

This Prospectus provides important information about the Portfolio that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

RISK/RETURN SUMMARY
Investment Objective
Principal Investment Strategies
Principal Risks
PERFORMANCE
FEES AND EXPENSES
ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS
Proprietary Foreign Currency Arbitrage
Exchange Traded Funds (ETFs) and Other Investment Companies
Fixed Income Securities
Derivatives
Temporary Defensive Positions
OTHER INVESTMENT STRATEGIES AND RISKS
Short Sales
Other Risks
MANAGEMENT OF THE PORTFOLIO
Investment Advisor
Portfolio Manager
NET ASSET VALUE
HOW TO PURCHASE AND REDEEM SHARES
TAX STATUS
DIVIDENDS AND DISTRIBUTIONS
MARKET TIMING
VOTING AND MEETINGS
DISTRIBUTOR
DISTRIBUTION AND SHAREHOLDER SERVICES PLAN
NOTICE OF PRIVACY POLICY & PRACTICES

RISK/RETURN SUMMARY

This Prospectus describes the Chariot Absolute Return Currency Portfolio (the “Portfolio”), a series of Northern Lights Variable Trust, a Delaware statutory trust (the “Trust”).   Shares of the Portfolio are offered only to one participating life insurance company and its separate accounts to fund the benefits of variable annuity contracts, and to qualified pension and retirement plans and unregistered separate accounts.  Shares are not offered to the general public.

This Prospectus includes important information about the Portfolio that you should know before investing.  You should read this Prospectus and keep it for future reference.  You should also read the separate account prospectus for the variable annuity contract that you want to purchase.  That prospectus contains information about the contract, the separate accounts and expenses related to purchasing a variable annuity contract.

INVESTMENT OBJECTIVE

The Portfolio seeks to achieve positive absolute returns throughout various market cycles. The Portfolio’s investment objective is a non-fundamental policy and may be changed by the Portfolio's Board of Trustees without a shareholder vote.

PRINCIPAL INVESTMENT STRATEGIES

Chariot Advisors, LLC, the Portfolio’s investment advisor ("Advisor"), seeks to achieve the Portfolio's investment objective through two complementary strategies:

  investing primarily in short-term high quality fixed income securities and engaging in proprietary foreign currency arbitrage.

Short-Term High Quality Fixed Income Securities.  The Advisor expects to achieve the Portfolio's objectives, in part, by investing in a portfolio of short-term high quality fixed income securities.  These securities are selected to provide the Portfolio with a base of interest income and to preserve principal.  The Portfolio may invest in the following types of securities and instruments: obligations of the U.S. Government (including its agencies and government-sponsored enterprises); short-term corporate debt securities of domestic and foreign corporations; obligations of domestic and foreign commercial banks, savings banks, and savings and loan associations; commercial paper, repurchase agreements, money market mutual funds, short-term bond mutual funds and  exchange traded funds, and other short-term instruments.    The Portfolio’s investments in the types of securities described in this prospectus vary from time to time, and at any time, the Portfolio may not be invested in all types of securities described in this prospectus.  Any percentage limitations with respect to assets of the Portfolio are applied at the time of purchase.

Proprietary Foreign Currency Arbitrage.  The Advisor will seek profits by forecasting short-term movements in exchange rates and changes in exchange rate volatility aided by quantitative models.  The Advisor will attempt to capture these profits by taking balanced long and short positions in major currencies including the U.S. dollar, Euro, British pound, Japanese yen, Swiss franc, Australian dollar, Canadian dollar and New Zealand dollar using over-the-counter (“OTC”) spot and forward contracts, OTC options, exchange-traded futures, options on exchange-traded futures and exchange traded funds (“ETFs”) denominated in various currencies.

The Advisor identifies potential foreign currency arbitrage investment opportunities by using proprietary high-frequency trading models that the Advisor believes will produce superior risk-adjusted returns in a variety of market conditions.  The proprietary currency trading models use statistical analysis to uncover trading opportunities that the Advisor believes will be profitable.   Large volumes of trading statistics are continually captured, monitored and evaluated before trading occurs.  The models seek to identify pricing inefficiencies and other non-random price movements that signal potentially profitable trading opportunities.  The strategy attempts to profit from short-term pricing fluctuations using high-frequency trading rather than from longer-term price trends.

Other Investment Companies.   The Portfolio may also invest in other investment companies including open-end (mutual) funds and closed-end funds when the Advisor wishes the Portfolio to have representation in a certain sector or region but cannot identify an individual exchange traded fund (" ETF ") that meets its investment criteria.  The ETFs and other investment companies are referred to as “Underlying Funds” in this prospectus.  In addition, the Advisor may use futures and options (including options on futures) to pursue the Portfolio’s investment strategy and in an attempt to manage volatility and risk.

PRINCIPAL RISKS

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Although the Portfolio will seek to meet its investment objective, there is no assurance that it will do so.

  Currency Trading Risks.  Currency trading involves significant risks, including market risk, interest rate risk, credit risk and country risk.  Market risk results from the price movement of foreign currency values in response to shifting market supply and demand. Since exchange rate changes can readily move in one direction, a currency position carried overnight or over a number of days may involve greater risk than one carried a few minutes or hours.  Interest rate risk arises whenever a country changes its stated interest rate target associated with its currency. Credit risk exists whenever the Portfolio enters into a foreign exchange contract, because the counterparty may not be cable or may choose not to perform under the contract.  Country risk arises because virtually every country has interfered with international transactions in its currency. Interference has taken the form of regulation of the local exchange market, restrictions on foreign investment by residents or limits on inflows of investment funds from abroad.  Restrictions on the exchange market or on international transactions are intended to affect the level or movement of the exchange rate. This risk could include the country issuing a new currency, effectively making the “old” currency worthless.

  Counterparty Credit Risk.  When the Portfolio invests in foreign currency contracts, or other over-the-counter instruments (including options), it is assuming a credit risk with regard to the party with which it trades and also bears the risk of settlement default.  These risks may differ materially from risks associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily mark-to-market and settlement, segregation and minimum capital requirements applicable to intermediaries.  Transactions entered into directly between two counterparties generally do not benefit from such protections.  Relying on a counterparty exposes the Portfolio to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio to suffer a loss.  If a counterparty defaults on its payment obligations to the Portfolio, this default will cause the value of an investment in the Portfolio to decrease.  In addition, to the extent the Portfolio deals with a limited number of counterparties, it will be more susceptible to the credit risks associated with those counterparties.  The Portfolio is neither restricted from dealing with any particular counterparty nor from concentrating any or all of its transactions with one counterparty. The ability of the Portfolio to transact business with only one or a few counterparties and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Portfolio.

  Derivatives Risk. When the Portfolio enters in to foreign exchange contracts, short sales and other forms of financial derivatives, such as options and futures, an investment in the Portfolio may be more volatile than investments in other mutual funds.  There is the possibility that derivative strategies will be ineffective and or unprofitable and unusual market conditions could result in significant losses to the Portfolio.

Derivatives involve special risks, including: (1) the risk that interest rates, securities prices and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Portfolio’s initial investment in that instrument (in some cases, the potential loss is unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, or that penalties could be incurred for positions held less then the required minimum holding period; and (7) the inability to close out certain hedged positions to avoid adverse tax consequences.  In addition, the use of derivatives for non-hedging purposes (that is, to seek to increase total return) is considered a speculative practice and may present an even greater risk of loss than when used for hedging purposes.

  Management Style Risks:  The share price of the Portfolio changes daily based on the performance of the securities and foreign exchange contracts in which it invests. The ability of the Portfolio to meet its investment objective is directly related to the Advisor’s allocation of the Portfolio’s assets. The Advisor’s objective judgments, based on its investment strategies, about the attractiveness and potential appreciation of particular investments in which the Portfolio invests may prove to be incorrect and there is no guarantee that the Advisor’s investment strategy will produce the desired results. In addition, the Portfolio may allocate its assets so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Portfolio’s value may be adversely affected.

  Fixed Income Risks. When the Portfolio invests in fixed income securities and other debt obligations, the value of your investment in the Portfolio will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities and debt obligations owned by the Portfolio. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.  Other risk factors include credit risk, maturity risk, market risk, extension risk, illiquid security risks, foreign securities risk, prepayment risk and investment-grade securities risk. These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

  Investment Portfolio Turnover Risks:  Investment portfolio turnover refers to the rate at which the securities held by the Portfolio are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover which may reduce the Portfolio’s return, unless the securities traded can be bought and sold without corresponding commission costs.  Active trading of securities and currencies may also increase the Portfolio’s realized short-term capital gains or losses, which may affect the taxes you pay as a Portfolio shareholder when and if you receive distributions from the variable annuity or other contract.  Short-term capital gains are taxed as ordinary income under federal income tax laws.

  No History of Operations:  The Portfolio is a new mutual fund and has no history of operations.  In addition, the Advisor has not previously managed a mutual fund.  Mutual funds and their advisors are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the Advisor's management of individual and institutional accounts.  As a result, investors cannot judge the Advisor by its past performance and the Advisor may not achieve its intended results in managing the Portfolio.

Please refer to the section below entitled “Additional Information about Principal Investment Strategies and Risks” for more details regarding risk factors that you should consider before investing.

PERFORMANCE

Because the Portfolio has not commenced investment operations, no performance information is available for the Portfolio at this time. In the future, performance information will be presented in this section. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.

FEES AND EXPENSES

The Annual Fund Operating Expense table describes the annual operating expenses that you indirectly pay if you invest in the Portfolio through your retirement plan or if you allocate your insurance contract premiums or payments to the Portfolio.  However, each insurance contract and separate account involves fees and expenses that are not described in this Prospectus.  If the fees and expenses of your insurance contract or separate account were included in this table, your overall expenses would be higher.  You should review the insurance contract prospectus for a complete description of fees and expenses.

Annual fund operating expenses are paid out of the Portfolio’s assets and include fees for portfolio management, maintenance of shareholder accounts, shareholder servicing, accounting and other services.  You do not pay these fees directly but, as the example shows, these costs are borne indirectly by all shareholders.

Annual Fund Operating Expenses (expenses that are deducted from the Portfolio’s assets)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees(1)	0.60%
Other Expenses(2)	1.15%
Acquired Fund Fees and Expenses (Underlying Funds)(3)	0.15%
Total Annual Fund Operating Expenses	2.90%
Less: Expense Waiver/Reimbursement	1.05%
Net Expenses(4)	1.85%

  The Portfolio has adopted a Rule 12b-1 Plan that permits the Portfolio to annually pay up to 0.75% of its average net assets for distribution and shareholder service activities.  However, the Portfolio's Trustees have resolved to limit Rule 12b-1 Plan fees for distribution and shareholder service activities to 0.60% of average net assets for at least 12 months from the effective date of the Portfolio.

  Other Expenses are based on estimated amounts for the Portfolio’s current fiscal year.

  Acquired Fund Fees and Expenses are based on estimated amounts for the Portfolio’s current fiscal year.  The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial statements because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in Underlying Funds.

   The Advisor has contractually agreed to reduce its fees and/or reimburse expenses of the Portfolio, at least until [April 30, 2010] to ensure that Net Annual Fund Operating Expenses (exclusive of any front-end or contingent deferred loads, taxes, interest, brokerage commissions, dividend expense on securities sold short, expenses of investing in Underlying Funds, or extraordinary expenses such as litigation or reorganization costs) will not exceed 1.70% subject to possible recoupment from the Portfolio in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Expense Example

This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, you reinvest all dividends and capital gains distributions and that the Portfolio’s operating expenses remain the same (except for expense reimbursement and fee waivers reflected in the first year).  If the fees and expenses of your insurance contract or separate account were included, overall expenses would be higher.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	$188
3 Years	$799

ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS

The following provides additional information about the investment strategies employed by the Advisor, securities in which the Portfolio will invest and the risks associated with these strategies and securities.

PROPRIETARY FOREIGN CURRENCY ARBITRAGE

Capitalizing on Foreign Exchange ("FX") Opportunities.  Electronic and algorithmic trading have dramatically changed many of the traditional assumptions and processes in the currency markets.  The Advisor believes that currency markets are rarely efficient in the short-term, and that it is possible to generate excess returns by exploiting various short-term structural inefficiencies and non-random price action in the FX market.  Using high-frequency market data, the Advisor has created models of the FX market that it believes are able to analyze the price formation process of exchange rates in real-time.

High-Frequency Trading Strategies.  High frequency trading strategies generally attempt to profit from short-term directional moves and price dislocations caused by a variety of systemic inefficiencies in the market.  Several hundreds to thousands of trades per day may be involved, with each one lasting only a few minutes, or perhaps even seconds.  Although the average profit per trade is often much smaller than traditional, longer-term modes, the variance of the returns is greatly reduced.

EXCHANGE TRADED FUNDS (ETFS) AND SHARES OF OTHER INVESTMENT COMPANIES

The Portfolio may seek to implement its strategies by investing in securities commonly referred to as “exchange traded funds” or “ETFs,” whose shares are listed and traded on U.S. stock exchanges.  ETFs combine the advantages of securities with those of index funds.  ETFs are designed to closely follow the index they track. ETF fund managers may replicate the index in its entirety by owning every security or instrument in the index according to its set weighting, or in some cases they may “optimize” (replicate the index as closely as possible without having to own each security).

Unlike closed-end funds, ETFs have the capability to continuously offer shares through a unique creation and redemption process, which means that the number of outstanding shares may be increased or decreased on a daily basis as necessary to reflect demand. ETFs have the capability to avoid trading at large premiums and discounts to their net asset values. Open-end index funds and UITs are registered under the Investment Company Act of 1940. ETFs incur fees and expenses such as operating expenses, licensing fees, registration fees, trustee fees, and marketing expenses. Therefore, ETF shareholders (such as the Portfolio) will pay their proportionate share of these expenses.

The Portfolio may invest in shares of other mutual funds as a means to pursue its investment objective.  As a result of this policy, your cost of investing in the Portfolio may be substantially higher than the cost of investing directly in Underlying Fund shares.  You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Portfolio’s direct fees and expenses.  Furthermore, the use of this strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.  In addition, certain prohibitions on the acquisition of mutual fund shares by the Portfolio may prevent the Portfolio from allocating its investments in the manner the Advisor considers optimal. The Portfolio intends to purchase Underlying Funds that are either no-load or waive the sales load for purchases made by the Portfolio.  The Portfolio will not purchase Underlying Funds that charge a sales load upon redemption, but the Portfolio may purchase Underlying Funds that have an early redemption fee.  In the event that an Underlying Fund charges a redemption fee, then you will indirectly bear the expense by investing in the Portfolio.   When the Portfolio focuses its investments in certain Underlying Funds, the Portfolio’s investment portfolio will have a risk profile for such investments that will correspond to that of such Underlying Funds.

FIXED INCOME SECURITIES

Fixed income securities may include mortgage-related securities, asset-backed securities, corporate debt securities and government securities.  U.S. Government securities are high-quality debt securities that are direct obligations of the U.S. government, such as Treasury bills, notes and bonds, as distinguished from U.S. government agency securities. These securities are backed by the full faith and credit of the United States as to the timely repayment of principal and interest.  U.S. Government securities also may include Treasury Inflation Protected Securities (“TIPS”), which are Treasury notes or bonds that offer protection from inflation.  The Portfolio may also invest in foreign government bonds.

DERIVATIVES

The Portfolio may use derivatives to hedge risks inherent in its investment portfolio, to enhance the potential return of the Portfolio’s investment portfolio, to diversify the Portfolio’s investment portfolio, as a substitute for taking a position in an underlying debt or equity security, or to reduce transaction costs associated with managing the Portfolio’s investment portfolio.  Derivatives the Portfolio may use include futures contracts, purchasing and/or writing (selling) put and call options on securities, securities indexes, and futures contracts. A small investment in derivatives by the Portfolio could have a potentially large impact on the Portfolio’s performance; certain gains or losses could be amplified, increasing movements in the share price of the Portfolio. The use of derivatives involves risks that may be different from the risks associated with investing directly in the underlying assets, including the risk that changes in the value of a derivative held by the Portfolio may not correlate with the Portfolio’s other investments. In addition, the Advisor will invest in futures and options (including options on futures) to pursue the Portfolio’s investment strategy and in an attempt to manage volatility and risk.  The Portfolio may also invest in a basket of stocks (a group of securities related by index or sector that are pre-selected by, and made available through, certain brokers at a discounted brokerage rate).

The Portfolio may use options as part of its investment program. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option.

As an open-end investment company registered with the U.S. Securities and Exchange Commission ("SEC"), the Portfolio is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC and SEC staff positions. In accordance with these positions, with respect to certain kinds of derivatives, the Portfolio must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other SEC or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” the Portfolio must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, the Portfolio is permitted to set aside liquid assets in an amount equal to the Portfolio’s daily marked-to-market (net) obligations, if any (i.e., the Portfolio’s daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, the Portfolio will have the ability to employ leverage to a greater extent than if the Portfolio were required to segregate assets equal to the full notional value of such contracts. The Portfolio reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions articulated from time to time by the SEC and its staff.

TEMPORARY DEFENSIVE POSITIONS

To respond to adverse market, economic, political or other conditions, the Portfolio may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  The Portfolio may be invested in these instruments for extended periods, depending on the Advisor's assessment of market conditions.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Portfolio is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Portfolio invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Portfolio would bear its pro-rata portion of such money market funds’ advisory fees and operational fees.  The Portfolio may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

OTHER INVESTMENT STRATEGIES AND RISKS

SHORT SALES

The Portfolio may also sell securities or currencies short if the Advisor believes the value of a security is likely to depreciate in value.  A "short" sale is a transaction in which the Portfolio sells a security or currency it does not own but has borrowed in anticipation that the market price of the security will decline.  The Portfolio must replace the borrowed security or currency by purchasing it at the market price at the time of replacement, which may be more or less than the price at which the Portfolio sold the security.

OTHER RISKS

1

  Foreign Risk:  The Portfolio could be subject to greater risks because the Portfolio’s performance may depend on factors other than the performance of securities of U.S. issuers.  Changes in foreign economies and political climates are more likely to affect the Portfolio than a mutual fund that invests exclusively in US. dollars.  The value of foreign currency denominated securities or foreign currency contracts is also affected by the value of the local currency relative to the U.S. dollar.  There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign currency denominated securities.  The value of foreign investments, including foreign currency denominated investments, may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations.  In addition, foreign brokerage commissions, custody fees and other costs of investing in foreign securities are generally higher than in the United States.  Investments in foreign issues, whether denominated in U.S. dollars or foreign currencies, could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

2

  Issuer-Specific Risks:  The value of a specific security or an Underlying Fund can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

3

  Market Risk:  The net asset value of the Portfolio will fluctuate based on changes in the value of the securities in which the Portfolio invests. The Portfolio may invest in equity securities or ETFs that invest in equity securities, which are more volatile and carry more risk than some other forms of investment. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

4

  Leverage Risk: The use of derivatives may give rise to leverage risk. Funds that are leveraged can be more volatile than funds that are not leveraged. Leverage tends to exaggerate the effect of any increase or decrease in the value of the Portfolio's investment portfolio. When the Portfolio is leveraged, it can lose more than the principal amount invested.

MANAGEMENT OF THE PORTFOLIO

INVESTMENT ADVISOR

Chariot Advisors, LLC, located at 8010 Arco Corporate Drive, Suite 175, Raleigh, NC 27617, serves as investment advisor to the Portfolio.  Subject to the authority of the Board of Trustees, the Advisor is responsible for the overall management of the Portfolio’s business affairs. The Advisor is responsible for selecting the Portfolio's investments according to the Portfolio’s investment objective, polices and restrictions. The Advisor was established in September 2008 and has [no clients other than the Portfolio.]

Pursuant to an investment advisory agreement (the "Investment Advisory Agreement"), the Portfolio pays the Advisor, on a monthly basis, an annual advisory fee equal to 1.00% of the Portfolio’s average daily net assets.  An affiliate of the Advisor, Outer Banks Financial, LLC, receives compensation from the life insurance company which issues the variable annuity contracts that use the Portfolio as an investment vehicle.  This compensation is for the design, promotion and marketing of variable annuity contracts offered by the life insurance company.

The Advisor has agreed contractually to waive its investment advisory fee and to reimburse expenses, other than any front-end or contingent deferred loads, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, expenses of investing in underlying funds, or extraordinary expenses such as litigation, at least until [April 30, 2010], such that the total annual fund operating expenses do not exceed 1.70% of average daily net assets, subject to possible recoupment from the Portfolio in future years on a rolling three year basis (within three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.  Fee waiver and reimbursement arrangements can decrease the Portfolio’s expenses and boost its performance.

A discussion regarding the basis for the Board of Trustee’s approval of the Investment Advisory Agreement will be available in the Portfolio’s next annual or semi-annual report to shareholders.

PORTFOLIO MANAGER

Elliott Shifman is primarily responsible for the day-to-day management of the Portfolio. Mr. Shifman has served as President of the Advisor since it was founded in 2008. He is also President of Outer Banks Financial, LLC, a company that he founded in December 2004.  Outer Banks Financial, LLC is a Product Development and Marketing company that specializes in developing financial products sold through registered representatives.  Prior to founding Outer Banks Financial, LLC, he served as Vice President of Product Development at Security Benefit Group Insurance Company from April, 1999 to December, 2004.  He was awarded a Bachelor of Science in Statistics and Economics from the University of Toronto in 1989.  Additionally, he is also a Fellow of the Society of Actuaries (FSA) and a Member of the American Academy of Actuaries (MAAA).  He is also General Partner of Chariot Capital Management, LLC, which is the management company that acts as the General Partner for an unregistered hedge fund sold to accredited investors.

The Portfolio’s Statement of Additional Information provides additional information about the portfolio manager’s compensation structure, other accounts managed by the portfolio managers, and the portfolio manager’s ownership of Portfolio shares.

NET ASSET VALUE

Shares of the Portfolio are sold at net asset value (“NAV”).  The NAV of the Portfolio is determined at the close of regular trading (normally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business.  The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The NAV is determined by dividing the value of the Portfolio’s securities, cash and other assets, minus all expenses and liabilities, by the number of shares outstanding.  The NAV takes into account the expenses and fees of the Portfolio, including management, administration, and distribution fees, which are accrued daily.  Requests to purchase and sell shares are processed at the NAV next calculated after the request is received by the participating life insurance company, or qualified pension or retirement plan, in proper form before the close of trading on the NYSE (normally 4:00 p.m. Eastern Time) on that day.

Generally, the Portfolio’s securities are valued each day at the last quoted sales price on each security’s primary exchange.  Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign, including the National Association of Securities Dealers' Automated Quotation System ("NASDAQ")) for which market quotations are readily available and not subject to restrictions against resale shall be valued: at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the last bid on the primary exchange. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith and evaluated as to the reliability of the fair value method used by the Board on a quarterly basis, in accordance with procedures approved by the Board.

The Portfolio may use independent pricing services to assist in calculating the value of the Portfolio’s securities.  In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Portfolio.  Because the Portfolio may invest in underlying ETFs holding portfolio securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the underlying ETFs and the Portfolio do not price their shares, the value of the Portfolio's investment portfolio securities (i.e., underlying ETFs that invest in securities that are primarily listed on foreign exchanges) may change on days when you may not be able to buy or sell Portfolio shares.  In computing the NAV the Portfolio values foreign securities held by the Portfolio at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the values of a Portfolio’s securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Portfolio prices its shares, the securities will be valued at fair value.  For example, if trading in a security in the Portfolio’s investment portfolio is halted and does not resume before the Portfolio calculates its NAV, the Advisor may need to price the security using the Portfolio’s fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors.  Fair valuation of the Portfolio’s investment portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Portfolio’s NAV by short term traders.  The determination of fair value involves subjective judgments. As a result, using fair value to price a security may result in a price materially different from the prices used by other mutual funds to determine net asset value or the price that may be realized upon the actual sale of the security.

With respect to any portion of the Portfolio's assets that are invested in one or more open-end management investment companies that are registered under the Investment Company Act of 1940, the Portfolio’s NAV is calculated based upon the NAVs of the registered open-end management investment companies in which the Portfolio invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE AND REDEEM SHARES

As described earlier in this Prospectus, shares of the Portfolio are intended to be sold to certain separate accounts of the participating life insurance company, as well as qualified pension and retirement plans and certain unregistered separate accounts.  You and other purchasers of variable annuity contracts will not own shares of the Portfolio directly. Rather, all shares will be held by the separate accounts for your benefit and the benefit of other purchasers of variable annuity contracts. All investments in the Portfolio are credited to the shareholder's account in the form of full or fractional shares of the Portfolio. The Portfolio does not issue share certificates. Separate accounts may redeem shares to make benefit or surrender payments to you and other purchasers of variable annuity contracts or for other reasons described in the separate account prospectus that you received when you purchased your variable annuity contract. Redemptions are processed on any day on which the Portfolio is open for business.

When Your Order is Processed

Shares of the Portfolio are sold and redeemed at their current NAV per share without the imposition of any sales commission or redemption charge, although certain sales and other charges may apply to the policies or annuity contracts.  These charges are described in the applicable product prospectus. Requests to purchase and sell shares are processed at the NAV next calculated after the request is received by the participating life insurance company, or qualified pension or retirement plan, in proper form.  All requests received in good order by the participating life insurance company, or qualified pension or retirement plan before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open will be executed on that same day.  Requests received after the close of regular trading on the NYSE, or on any day the NYSE is closed, will be processed on the next business day.  The insurance company or qualified pension or retirement plan is responsible for properly transmitting purchase orders and federal funds to the Portfolio.

The USA PATRIOT Act requires financial institutions, including the Portfolio, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.   You will be required by your insurance company, or pension or retirement plan, to supply certain information, such as your full name, date of birth, social security number and permanent street address.  This information will assist them in verifying your identity.  As required by law, your insurance company, or pension or retirement plan may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

TAX STATUS

The Portfolio intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).  As qualified, the Portfolio is not subject to federal income tax on that part of its taxable income that it distributes to the separate accounts. Taxable income consists generally of net investment income, and any capital gains. It is the Portfolio’s intention to distribute all such income and gains.

Generally, owners of variable insurance contracts are not taxed currently on income or gains realized with respect to such contracts. However, some distributions from such contracts may be taxable at ordinary income tax rates. In addition, distributions made to an owner who is younger than 59 1/2 may be subject to a 10% penalty tax. Investors should ask their own tax advisors for more information on their own tax situation, including possible state or local taxes.

Shares of the Portfolio are offered only to the separate accounts of the participating life insurance company and its affiliates.  Separate accounts are insurance company separate accounts that fund the annuity contracts.  Under the Code, an insurance company pays no tax with respect to income of a qualifying separate account when the income is properly allocable to the value of eligible variable annuity contracts.  In order for shareholders to receive the favorable tax treatment available to holders of variable insurance contracts, the separate accounts, as well as the Portfolio, must meet certain diversification requirements. If the Portfolio does not meet such requirements, income allocable to the contracts would be taxable currently to the holders of such contracts.  The diversification requirements are discussed below.

Section 817(h) of the Code and the regulations thereunder impose “diversification” requirements on the Portfolio.  The Portfolio intends to comply with the diversification requirements.  These requirements are in addition to the diversification requirements imposed on the Portfolio by Subchapter M and the Investment Company Act of 1940.  The 817(h) requirements place certain limitations on the assets of each separate account that may be invested in securities of a single issuer.  Specifically, the regulations provide that, except as permitted by “safe harbor” rules described below, as of the end of each calendar quarter or within 30 days thereafter, no more than 55% of the Portfolio's total assets may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments.

Section 817(h) also provides an alternative, whereby a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account's total assets are cash and cash items, government securities, and securities of other regulated investment companies.  For purposes of section 817(h), all securities of the same issuer, all interests in the same real property, and all interests in the same commodity are treated as a single investment.  In addition, each U.S. government agency or instrumentality is treated as a separate issuer, while the securities of a particular foreign government and its agencies, instrumentalities, and political subdivisions all will be considered securities issued by the same issuer. If the Portfolio does not satisfy the section 817(h) requirements, the separate accounts, the insurance company, the policies and the annuity contracts may be taxable. See the prospectuses for the policies and annuity contracts.

For a more complete discussion of the taxation of the life insurance company and its separate accounts, as well as the tax treatment of the annuity contracts and the holders thereof, see the prospectus for the applicable annuity contract.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the Portfolio and you; see the Statement of Additional Information for a more detailed discussion. You are urged to consult your tax advisors.

DIVIDENDS AND DISTRIBUTIONS

All dividends are distributed to the separate accounts on an annual basis and will be automatically reinvested in Portfolio shares unless an election is made on behalf of a separate account to receive some or all of the dividends in cash.  Dividends are not taxable as current income to you or other purchasers of variable insurance contracts.

MARKET TIMING

The Portfolio discourages and does not accommodate market timing. Frequent trading into and out of the Portfolio can harm all Portfolio shareholders by disrupting the Portfolio’s investment strategies, increasing brokerage and administrative costs, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Portfolio is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Portfolio’s Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their investments as their financial needs or circumstances change.

The Portfolio reserves the right to reject or restrict purchase request for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Portfolio nor the Advisor will be liable for any losses resulting from rejected purchase orders. The Advisor may also bar an investor who has violated these policies (and the investor's financial advisor) from opening new accounts with the Portfolio.

Because purchase and sale transactions are submitted to the Portfolio on an aggregated basis by the insurance company issuing the variable insurance contract or variable life contract, the Portfolio requires the insurance company to have in place policies and procedures reasonably designed to deter market timing in the separate accounts by the contract or policy holders.    Short of rejecting all transactions made by a separate account, the Portfolio lacks the ability to reject individual short-term trading transactions.  The Portfolio, therefore, has to rely upon the insurance company to police restrictions in the variable insurance contracts or according to the insurance company’s administrative policies.  The Portfolio has entered into an information sharing agreement with the insurance company that uses the Portfolio as an underlying investment vehicle for its separate accounts. Under this agreement, the insurance company is obligated to (i) adopt and enforce during the term of the agreement a market timing policy, the terms of which are acceptable to the Portfolio, (ii) furnish the Portfolio, upon its request, with information regarding contract or policy holder trading activities in shares of the Portfolio, and (iii) enforce its market timing policy with respect to contract or policy holders identified by the Portfolio as having engaged in market timing.

The Portfolio will seek to monitor for market timing activities, such as unusual cash flows, and work with the insurance company to determine whether or not short-term trading is involved.  When information regarding  transactions in the Portfolio's shares is requested by the Portfolio and such information is in the possession of a person that is itself a financial intermediary to the insurance company (an "indirect intermediary"), the insurance company is obligated to obtain transaction information from the indirect intermediary or, if directed by the Portfolio, to restrict or prohibit the indirect intermediary from purchasing shares of the Portfolio on behalf of the contract or policy holder or any other persons.  The Portfolio will seek to apply these policies as uniformly as practicable.  It is, however, more difficult to locate and eliminate individual market timers in the separate accounts because information about trading is received on a delayed basis and there can be no assurances that the Portfolio will be able to do so. In addition, the right of an owner of a variable insurance product to transfer among sub-accounts is governed by a contract between the insurance company and the owner.  Many of these contracts do not limit the number of transfers that a contract owner may make among the underlying funds.  The terms of these contracts, the presence of financial intermediaries (including the insurance company) between the Portfolio and the contract and policy holders and other factors such as state insurance laws may limit the Portfolio's ability to deter market timing.  Multiple tiers of such financial intermediaries may further compound the Portfolio's difficulty in deterring such market timing activities.  Variable insurance contract holders should consult the prospectus for their variable insurance contract for additional information on contract level restrictions relating to market timing.

VOTING AND MEETINGS

The insurance company that issued your variable annuity contract will solicit voting instructions from you and other purchasers of variable annuity contracts with respect to any matters that are presented to a vote of shareholders.  The insurance company may be required to vote on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which they did receive instructions (either for or against a proposal).  To the extent your insurance company is required to vote the total Portfolio shares held in its separate accounts on a proportional basis, it is possible that a small number of variable insurance contract owners would be able to determine the outcome of a matter.  The Trust may consist of more than one fund.  Each fund will vote separately on matters relating solely to that fund or which affects that fund differently. However, all shareholders will have equal voting rights on matters that affect all funds equally. Shareholders shall be entitled to one vote for each share held.

The Trust does not hold annual meetings of shareholders but may hold special meetings.  Special meetings are held, for example, to elect or remove Trustees, change a fund’s fundamental investment policies, or approve an investment advisory contract.  Unless required otherwise by applicable laws, one third of the outstanding shares of the Trust constitutes a quorum (or one third of a portfolio or class if the matter relates only to the portfolio or class).

DISTRIBUTOR

Northern Lights Distributors, LLC ("Distributor"), 4020 South 147th Street, Omaha, Nebraska 68137, is the distributor for the shares of the Portfolio.  The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA").  Shares of the Portfolio are offered on a continuous basis.

DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

The Board of Trustees of the Trust has adopted, on behalf of the Portfolio, a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Plan”) to pay for certain distribution activities and shareholder services with respect to the Portfolio.  Under the Plan, the Portfolio may pay 0.75% per year of its average daily net assets for such distribution and shareholder service activities.  As of the date of this Prospectus and until further notice, the Trustees have authorized only up to 0.60% per year of its average daily net assets for such distribution and shareholder services activities under the Plan.  Because these distribution and shareholder service fees are paid out of the Portfolio's assets on an ongoing basis, the fees may, over time, increase the cost of investing in the Portfolio and cost investors more than other types of sales charges.

The Portfolio may make payments to brokers, dealers and other financial intermediaries, including the insurance company, for providing shareholder services and for promotional and sales related costs. In addition, the Advisor may pay additional compensation, out of the Advisor’s own assets, to the insurance company and other intermediaries or their affiliates, based on sales of assets attributable to a firm, or such other criteria agreed to by the Advisor.  Such payments will not increase Portfolio expenses.  The firms to which these payments may be made are determined by the Advisor.  These payments may provide an incentive, in addition to any distribution fees paid pursuant to Rule 12b-1, to these firms to actively promote the Portfolio or cooperate with other promotional efforts.

NOTICE OF PRIVACY POLICY & PRACTICES

The privacy of our shareholders is important to us.  The Trust is committed to maintaining the confidentiality, integrity and security of shareholder information.  When a shareholder provides personal information, the Trust believes that the shareholder should be aware of policies to protect the confidentiality of that information.

Because shares of the Portfolio are offered only to the participating insurance company and its separate accounts to fund the benefits of variable annuity contracts, and to qualified pension and retirement plans and unregistered separate accounts, the Trust does not collect personal information about you, the underlying investor.  The Trust collects the following nonpublic personal information from the separate accounts:

  Information we receive from the shareholder on or in applications or other forms, correspondence, or conversations, including, but not limited to account name, address, phone number, tax ID number; and

  Information about shareholder transactions with us, our affiliates, or others, including, but not limited to, account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Trust does not disclose any nonpublic personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law.  For example, the Trust is permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions.  Furthermore, the Trust restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Trust maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

The privacy policy of your financial intermediary governs how your nonpublic personal information can be shared with non-affiliated third parties.

CHARIOT ABSOLUTE RETURN CURRENCY PORTFOLIO

Advisor	Chariot Advisors, LLC 8010 Arco Corporate Drive Suite 175 Raleigh, NC 27617
Distributor	Northern Lights Distributors, LLC 4020 South 147th Street Omaha, NE 68137
Legal Counsel	Thompson Hine LLP 312 Walnut Street, 14th Floor Cincinnati, Ohio 45202-4089
Transfer Agent	Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, NE 68137
Custodian	Fifth Third Bank 38 Fountain Square Plaza Cincinnati, OH 45263

Additional information about the Portfolio, including the Portfolio’s policies and procedures with respect to disclosure of the Portfolio’s investments, is included in the Portfolio’s Statement of Additional Information dated [________], 2009 (the “SAI”).  The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus).  The SAI provides more details about the Portfolio’s policies and management. Additional information about the Portfolio’s investments will also be available in the Portfolio’s Annual and Semi-Annual Reports to Shareholders.   In the Annual Report you will find a discussion of the market conditions that significantly affected the Portfolio's performance during the last fiscal year.

To obtain a free copy of the SAI or other information about the Portfolio, or to make shareholder inquiries about the Portfolio, please call 1-[___]-[___]-[____].  [The Portfolio does not currently have a website.]  You may also write to:

Chariot Absolute Return Currency Portfolio

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

You may review and obtain copies of the Portfolio’s information at the SEC’s Public Reference Room in Washington, D.C.  Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room.  Reports and other information about the Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street N.E., Washington, D.C.  20549-0102.

Investment Company Act File #811-21853

CHARIOT ABSOLUTE RETURN CURRENCY PORTFOLIO

A Series of Northern Lights Variable Trust

STATEMENT OF ADDITIONAL INFORMATION

[___ __], 2009

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the Prospectus of the Chariot Absolute Return Currency Portfolio dated [___ __], 2009, a copy of which may be obtained without charge by contacting the Portfolio’s transfer agent, Gemini Fund Services, LLC ("Transfer Agent"), 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, or by calling 1-[___]-[___]-[____].

TABLE OF CONTENTS

THE PORTFOLIO
TYPES OF INVESTMENTS
INVESTMENT RESTRICTIONS
POLICIES AND PROCEDURES FOR DISCLOSURE OF PORTFOLIO HOLDINGS
MANAGEMENT
CONTROL PERSONS AND PRINCIPAL HOLDERS
INVESTMENT ADVISOR
DISTRIBUTOR
DISTRIBUTION AND SHAREHOLDER SERVICES PLAN
PORTFOLIO MANAGERS
ALLOCATION OF PORTFOLIO BROKERAGE
PORTFOLIO TURNOVER
OTHER SERVICE PROVIDERS
DESCRIPTION OF SHARES
ANTI- MONEY LAUNDERING PROGRAM
PURCHASE, REDEMPTION AND PRICING OF SHARES
TAX STATUS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LEGAL COUNSEL
APPENDIX A – DESCRIPTION OF BOND RATINGS
APPENDIX B – PROXY VOTING POLICIES AND PROCEDURES

THE PORTFOLIO

The Chariot Absolute Return Currency Portfolio (the “Portfolio”) is a series of Northern Lights Variable Trust, a Delaware statutory trust organized on November 2, 2005 (the “Trust”). The Trust is registered as an open-end management investment company.  The Trust is governed by its Board of Trustees (the “Board” or “Trustees”). The Portfolio may issue an unlimited number of shares of beneficial interest.  All shares of the Portfolio have equal rights and privileges.  Each share of the Portfolio is entitled to one vote on all matters as to which shares are entitled to vote.  In addition, each share of the Portfolio is entitled to participate equally with other shares (i) in dividends and distributions declared by the Portfolio and (ii) on liquidation, to its proportionate share of the assets remaining after satisfaction of outstanding liabilities.  Shares of the Portfolio are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights.  Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Portfolio is a diversified series of the Trust.  The Portfolio’s investment objectives, restrictions and policies are more fully described here and in the Prospectus.  The Board may start other series and offer shares of a new fund under the Trust at any time.

Under the Trust’s Agreement and Declaration of Trust, each Trustee will continue in office until the termination of the Trust or his/her earlier death, incapacity, resignation or removal.  Shareholders can remove a Trustee to the extent provided by the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules and regulations promulgated thereunder.  Vacancies may be filled by a majority of the remaining Trustees, except insofar as the 1940 Act may require the election by shareholders.  As a result, normally no annual or regular meetings of shareholders will be held unless matters arise requiring a vote of shareholders under the Agreement and Declaration of Trust or the 1940 Act.

The Portfolio's shares are only offered on a continuous basis to one insurance company that offers variable annuity insurance contracts ("Contracts"), certain qualified pension and retirement plans ("Qualified Plans"), separate accounts that are not registered as investment companies ("Unregistered Separate Accounts") and to other persons permitted to hold shares of the Trust pursuant to Treasury Regulation 1.817-5.  Presently, the Portfolio is only offered through separate accounts of one insurance company (the “Insurance Company”).  The Trust may file an Application for an Exemptive Order with the U.S. Securities and Exchange Commission ("SEC"), which, when approved, will allow the Portfolio to be offered through the separate accounts of multiple insurance companies and to Qualified Plans and Unregistered Separate Accounts (the "Order").]

The Portfolio does not foresee any disadvantage to purchasers of Contracts arising out of these arrangements.  Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of purchasers of various Contracts and/or Qualified Plans to conflict.  For example, violation of the federal tax laws by one separate account investing in any of the Portfolio could cause the Contracts funded through another separate account to lose their tax-deferred status, unless remedial action is taken.  If a material, irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its participation in the Portfolio.  If it becomes necessary for any separate account to replace shares of the Portfolio with another investment, the Portfolio may have to liquidate securities on a disadvantageous basis.  After receipt of the Order, the Portfolio's investment advisor and the Portfolio will be subject to conditions imposed by the SEC designed to prevent or remedy any conflict of interest.  In this connection, the Board of Trustees will have the obligation to monitor events in order to identify any material, irreconcilable conflicts that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.

For a description of the methods used to determine the share price and value of the Portfolio’s assets, see "Net Asset Value" in the Portfolio's Prospectus and "Purchase, Redemption and Pricing of Shares" in this Statement of Additional Information.

TYPES OF INVESTMENTS

The investment objective of the Portfolio and a description of its principal investment strategies are set forth under “Risk/Return Summary” in the Prospectus. The Portfolio’s investment objective is not fundamental and may be changed without the approval of a majority of the outstanding voting securities of the Portfolio.

The following pages contain more detailed information about the types of instruments in which the Portfolio may invest, strategies Chariot Advisors, LLC (the “Advisor”) may employ in pursuit of the Portfolio’s investment objective and a summary of related risks.

Securities of Other Investment Companies

The Portfolio’s investments in an underlying portfolio of exchange-traded funds ("ETFs"), mutual funds and closed-end funds involve certain additional expenses and certain tax results, which would not be present in a direct investment in the underlying funds. Due to legal limitations, the Portfolio will be prevented from: 1) purchasing more than 3% of an investment company’s (including ETFs) outstanding shares; 2) investing more than 5% of its assets in any single such investment company, and 3) investing more than 10% of its assets in investment companies overall; unless: (i) the underlying investment company and/or the Portfolio has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Portfolio take appropriate steps to comply with any conditions in such order. In the alternative, the Portfolio may rely on Rule 12d1-3, which allows unaffiliated mutual funds to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by the Financial Industry Regulatory Authority, Inc. (“FINRA”) for funds of funds. In addition to ETFs, the Portfolio may invest in other investment companies such as open-end mutual funds or exchange-traded closed-end funds, within the limitations described above.

Exchange Traded Funds. ETFs are passive funds that track a specific index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts (UITs), which are unmanaged portfolios overseen by trustees. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from open-ended mutual funds that are traded after hours once the net asset value is calculated. ETFs share many similar risks with open-end and closed-end funds.

Closed-End Investment Companies. The Portfolio may invest its assets in "closed-end" investment companies (or “closed-end funds”), subject to the investment restrictions set forth above. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers Automated Quotation System (commonly known as "NASDAQ") and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company (such as the Portfolio), investors seek to buy and sell shares of closed-end funds in the secondary market.

The Portfolio generally will purchase shares of closed-end funds only in the secondary market. The Portfolio will incur normal brokerage costs on such purchases similar to the expenses the Portfolio would incur for the purchase of securities of any other type of issuer in the secondary market. The Portfolio may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Advisor, based on a consideration of the nature of the closed-end fund's proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Portfolio purchased such securities in the secondary market.

The shares of many closed-end funds, after their initial public offering, frequently trade at a price per share, which is less than the net asset value per share, the difference representing the "market discount" of such shares. This market discount may be due in part to the investment objective of long-term appreciation, which is sought by many closed-end funds, as well as to the fact that the shares of closed-end funds are not redeemable by the holder upon demand to the issuer at the next determined net asset value but rather are subject to the principles of supply and demand in the secondary market. A relative lack of secondary market purchasers of closed-end fund shares also may contribute to such shares trading at a discount to their net asset value.

The Portfolio may invest in shares of closed-end funds that are trading at a discount to net asset value or at a premium to net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Portfolio will ever decrease. In fact, it is possible that this market discount may increase and the Portfolio may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such closed-end funds, thereby adversely affecting the net asset value of the Portfolio's shares. Similarly, there can be no assurance that any shares of a closed-end fund purchased by the Portfolio at a premium will continue to trade at a premium or that the premium will not decrease subsequent to a purchase of such shares by the Portfolio.

Closed-end funds may issue senior securities (including preferred stock and debt obligations) for the purpose of leveraging the closed-end fund's common shares in an attempt to enhance the current return to such closed-end fund's common shareholders. The Portfolio's investment in the common shares of closed-end funds that are financially leveraged may create an opportunity for greater total return on its investment, but at the same time may be expected to exhibit more volatility in market price and net asset value than an investment in shares of investment companies without a leveraged capital structure.

Open-end Investment Companies. The Portfolio and any “affiliated persons,” as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any underlying fund. Accordingly, when affiliated persons hold shares of any of the underlying funds, the Portfolio’s ability to invest fully in shares of those funds is restricted, and the Advisor must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an underlying fund whose shares are purchased by the Portfolio will be obligated to redeem shares held by the Portfolio only in an amount up to 1% of the underlying fund's outstanding securities during any period of less than 30 days. Shares held by the Portfolio in excess of 1% of an underlying fund's outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Portfolio's total assets.

Under certain circumstances an underlying fund may determine to make payment of a redemption by the Portfolio wholly or partly by a distribution in kind of securities from its portfolio, in lieu of cash, in conformity with the rules of the SEC. In such cases, the Portfolio may hold securities distributed by an underlying fund until the Advisor determines that it is appropriate to dispose of such securities.

Investment decisions by the investment advisors of the underlying funds are made independently of the Portfolio and its Advisor. Therefore, the investment advisor of one underlying fund may be purchasing shares of the same issuer whose shares are being sold by the investment advisor of another such fund. The result would be an indirect expense to the Portfolio without accomplishing any investment purpose.

Depositary Receipts

The Portfolio may invest in sponsored and unsponsored American Depositary Receipts ("ADRs"), which are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights. Many of the risks described below regarding foreign securities apply to investments in ADRs.

Foreign Securities

General. The Portfolio may invest directly in foreign securities and in ETFs and other investment companies that hold a portfolio of foreign securities. Investing in securities of foreign companies and countries involves certain considerations and risks that are not typically associated with investing in U.S. government securities and securities of domestic companies. There may be less publicly available information about a foreign issuer than a domestic one, and foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign securities exchanges, brokers and listed companies than exists in the United States. Interest and dividends paid by foreign issuers may be subject to withholding and other foreign taxes, which may decrease the net return on such investments as compared to dividends and interest paid to the Portfolio by domestic companies or the U.S. government. There may be the possibility of expropriations, seizure or nationalization of foreign deposits, confiscatory taxation, political, economic or social instability or diplomatic developments that could affect assets of the Portfolio held in foreign countries. Finally, the establishment of exchange controls or other foreign governmental laws or restrictions could adversely affect the payment of obligations.

To the extent the Portfolio’s currency exchange transactions do not fully protect the Portfolio against adverse changes in currency exchange rates, decreases in the value of currencies of the foreign countries in which the Portfolio will invest relative to the U.S. dollar will result in a corresponding decrease in the U.S. dollar value of the Portfolio’s assets denominated in those currencies (and possibly a corresponding increase in the amount of securities required to be liquidated to meet distribution requirements). Conversely, increases in the value of currencies of the foreign countries in which the Portfolio invests relative to the U.S. dollar will result in a corresponding increase in the U.S. dollar value of the Portfolio’s assets (and possibly a corresponding decrease in the amount of securities to be liquidated).

Debt Securities

The following describes some of the risks associated with fixed income debt securities:

Interest Rate Risk. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes although they usually offer higher yields to compensate investors for the greater risks. The longer the maturity of the security, the greater the impact a change in interest rates could have on the security's price. In addition, short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates and long-term securities tend to react to changes in long-term interest rates.

Credit Risk. Fixed income securities have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly rated securities.

Extension Risk. The Portfolio is subject to the risk that an issuer will exercise its right to pay principal on an obligation held by the Portfolio (such as mortgage-backed securities) later than expected. This may happen when there is a rise in interest rates. These events may lengthen the duration (i.e. interest rate sensitivity) and potentially reduce the value of these securities.

Prepayment Risk. Certain types of debt securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain mortgage-backed securities may include both interest and a partial payment of principal. Besides the scheduled repayment of principal, payments of principal may result from the voluntary prepayment, refinancing, or foreclosure of the underlying mortgage loans.

Securities subject to prepayment are less effective than other types of securities as a means of "locking in" attractive long-term interest rates. One reason is the need to reinvest prepayments of principal; another is the possibility of significant unscheduled prepayments resulting from declines in interest rates. These prepayments would have to be reinvested at lower rates. As a result, these securities may have less potential for capital appreciation during periods of declining interest rates than other securities of comparable maturities, although they may have a similar risk of decline in market value during periods of rising interest rates. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of the Portfolio.

At times, some of the mortgage-backed securities in which the Portfolio may invest will have higher than market interest rates and therefore will be purchased at a premium above their par value. Prepayments may cause losses in securities purchased at a premium, as unscheduled prepayments, which are made at par, will cause the Portfolio to experience a loss equal to any unamortized premium.

Certificates of Deposit and Bankers’ Acceptances

The Portfolio may invest in certificates of deposit and bankers’ acceptances, which are considered to be short-term money market instruments.

Certificates of deposit are receipts issued by a depository institution in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity. Bankers’ acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then “accepted” by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

Commercial Paper

The Portfolio may purchase commercial paper. Commercial paper consists of short-term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations.

Time Deposits and Variable Rate Notes

The Portfolio may invest in fixed time deposits, whether or not subject to withdrawal penalties.

The commercial paper obligations, which the Portfolio may buy are unsecured and may include variable rate notes. The nature and terms of a variable rate note (i.e., a “Master Note”) permit the Portfolio to invest fluctuating amounts at varying rates of interest pursuant to a direct arrangement between the Portfolio as Lender, and the issuer, as borrower. It permits daily changes in the amounts borrowed. The Portfolio has the right at any time to increase, up to the full amount stated in the note agreement, or to decrease the amount outstanding under the note. The issuer may prepay at any time and without penalty any part of or the full amount of the note. The note may or may not be backed by one or more bank letters of credit. Because these notes are direct lending arrangements between the Portfolio and the issuer, it is not generally contemplated that they will be traded; moreover, there is currently no secondary market for them. Except as specifically provided in the Prospectus, there is no limitation on the type of issuer from whom these notes may be purchased; however, in connection with such purchase and on an ongoing basis, the Portfolio’s Advisor will consider the earning power, cash flow and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes made demand simultaneously. Variable rate notes are subject to the Portfolio’s investment restriction on illiquid securities unless such notes can be put back to the issuer on demand within seven days.

Insured Bank Obligations

The Portfolio may invest in insured bank obligations. The Federal Deposit Insurance Corporation (“FDIC”) insures the deposits of federally insured banks and savings and loan associations (collectively referred to as “banks”) up to $100,000. The Portfolio may purchase bank obligations, which are fully insured as to principal by the FDIC. Currently, to remain fully insured as to principal, these investments must be limited to $100,000 per bank; if the principal amount and accrued interest together exceed $100,000, the excess principal and accrued interest will not be insured. Insured bank obligations may have limited marketability.  Effective October 3, 2008 and until December 31, 2009, the deposit insurance limit is temporarily raised to $250,000.

United States Government Obligations

These consist of various types of marketable securities issued by the United States Treasury, i.e., bills, notes and bonds. Such securities are direct obligations of the United States government and differ mainly in the length of their maturity. Treasury bills, the most frequently issued marketable government security, have a maturity of up to one year and are issued on a discount basis. The Portfolio may also invest in Treasury Inflation-Protected Securities (TIPS). TIPS are special types of treasury bonds that were created in order to offer bond investors protection from inflation. The value of the TIPS are automatically adjusted to the inflation rate as measured by the Consumer Price Index (CPI). If the CPI goes up by half a percent, the value of the bond (the TIPS) would also go up by half a percent. If the CPI falls, the value of the bond does not fall because the government guarantees that the original investment will stay the same. TIPS decline in value when real interest rates rise. However, in certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, TIPS may experience greater losses than other fixed income securities with similar duration.

United States Government Agencies

These consist of debt securities issued by agencies and instrumentalities of the United States government, including the various types of instruments currently outstanding or which may be offered in the future. Agencies include, among others, the Federal Housing Administration, Government National Mortgage Association ("GNMA"), Farmer's Home Administration, Export-Import Bank of the United States, Maritime Administration, and General Services Administration. Instrumentalities include, for example, each of the Federal Home Loan Banks, the National Bank for Cooperatives, the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"), the Farm Credit Banks, the Federal National Mortgage Association ("FNMA" or Fannie Mae"), and the United States Postal Service. These securities are either: (i) backed by the full faith and credit of the United States government (e.g., United States Treasury Bills); (ii) guaranteed by the United States Treasury (e.g., GNMA mortgage-backed securities); (iii) supported by the issuing agency's or instrumentality's right to borrow from the United States Treasury (e.g., FNMA Discount Notes); or (iv) supported only by the issuing agency's or instrumentality's own credit (e.g., Tennessee Valley Association).

Government-related guarantors (i.e. not backed by the full faith and credit of the United States Government) include FNMA and FHLMC. FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-though securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the United States Government.

FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. FHLMC issues Participation Certificates (“PC’s”) which represent interests in conventional mortgages from FHLMC’s national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the United States Government. Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-though pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such nongovernmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers.

On September 7, 2008, the U.S. Treasury Department and the Federal Housing Finance Authority (the "FHFA") announced that Fannie Mae and Freddie Mac had been placed into conservatorship, a statutory process designed to stabilize a troubled institution with the objective of returning the entity to normal business operations.  The U.S. Treasury Department and the FHFA at the same time established a secured lending facility and a Secured Stock Purchase Agreement with both Fannie Mae and Freddie Mac to ensure that each entity had the ability to fulfill its financial obligations.  The FHFA announced that it does not anticipate any disruption in pattern of payments or ongoing business operations of Fannie Mae or Freddie Mac.

Mortgage Pass-Through Securities

Interests in pools of mortgage pass-through securities differ from other forms of debt securities (which normally provide periodic payments of interest in fixed amounts and the payment of principal in a lump sum at maturity or on specified call dates). Instead, mortgage pass-through securities provide monthly payments consisting of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on the underlying residential mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Unscheduled payments of principal may be made if the underlying mortgage loans are repaid or refinanced or the underlying properties are foreclosed, thereby shortening the securities’ weighted average life. Some mortgage pass-through securities (such as securities guaranteed by GNMA) are described as “modified pass-through securities.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, on the scheduled payment dates regardless of whether the mortgagor actually makes the payment.

The principal governmental guarantor of mortgage pass-through securities is GNMA. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Treasury, the timely payment of principal and interest on securities issued by lending institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgage loans. These mortgage loans are either insured by the Federal Housing Administration or guaranteed by the Veterans Administration. A “pool” or group of such mortgage loans is assembled and after being approved by GNMA, is offered to investors through securities dealers.

Government-related guarantors of mortgage pass-through securities (i.e., not backed by the full faith and credit of the U.S. Treasury) include FNMA and FHLMC. FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved sellers/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Mortgage pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Treasury.

FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a U.S. government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. FHLMC issues Participation Certificates (“PCs”), which represent interests in conventional mortgages from FHLMC’s national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Treasury.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage pass-through securities. The Portfolio does not purchase interests in pools created by such non-governmental issuers.

Resets. The interest rates paid on the Adjustable Rate Mortgage Securities (“ARMs”) in which the Portfolio may invest generally are readjusted or reset at intervals of one year or less to an increment over some predetermined interest rate index. There are two main categories of indices: those based on U.S. Treasury securities and those derived from a calculated measure, such as a cost of funds index or a moving average of mortgage rates. Commonly utilized indices include the one-year and five-year constant maturity Treasury Note rates, the three-month Treasury Bill rate, the 180-day Treasury Bill rate, rates on longer-term Treasury securities, the National Median Cost of Funds, the one-month or three-month London Interbank Offered Rate (LIBOR), the prime rate of a specific bank, or commercial paper rates. Some indices, such as the one-year constant maturity Treasury Note rate, closely mirror changes in market interest rate levels. Others tend to lag changes in market rate levels and tend to be somewhat less volatile.

Caps and Floors. The underlying mortgages which collateralize the ARMs in which the Portfolio invests will frequently have caps and floors which limit the maximum amount by which the loan rate to the residential borrower may change up or down: (1) per reset or adjustment interval, and (2) over the life of the loan. Some residential mortgage loans restrict periodic adjustments by limiting changes in the borrower’s monthly principal and interest payments rather than limiting interest rate changes. These payment caps may result in negative amortization. The value of mortgage securities in which the Portfolio invests may be affected if market interest rates rise or fall faster and farther than the allowable caps or floors on the underlying residential mortgage loans. Additionally, even though the interest rates on the underlying residential mortgages are adjustable, amortization and prepayments may occur, thereby causing the effective maturities of the mortgage securities in which the Portfolio invests to be shorter than the maturities stated in the underlying mortgages.

Securities and Currency Options

The Portfolio may purchase and write (i.e., sell) put and call options. Such options may relate to particular securities, currencies or indices, and may or may not be listed on a domestic or foreign securities exchange and may or may not be issued by the Options Clearing Corporation.  Option trading is a highly specialized activity that entails greater than ordinary investment risk. Options may be more volatile than the underlying instruments, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an investment in the underlying instruments themselves.

A call option for a particular security, index or currency gives the purchaser of the option the right to buy, and the writer (seller) the obligation to sell, the underlying security, index or currency at the stated exercise price at any time prior to the expiration of the option, regardless of the market price of the security. The premium paid to the writer is in consideration for undertaking the obligation under the option contract. A put option for a particular security, index or currency gives the purchaser the right to sell the security, index or currency at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price of the security, index or security.

Index options are put options and call options on various indices. In most respects, they are identical to listed options on common stocks. The primary difference between stock options and index options occurs when index options are exercised. In the case of stock options, the underlying security, common stock, is delivered. However, upon the exercise of an index option, settlement does not occur by delivery of the securities comprising the index. The option holder who exercises the index option receives an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the stock index and the exercise price of the option expressed in dollars times a specified multiple. A stock index fluctuates with changes in the market value of the stocks included in the index. For example, some stock index options are based on a broad market index, such as the Standard & Poor's 500® Index or the Value Line Composite Index or a narrower market index, such as the Standard & Poor's 100®. Indices may also be based on an industry or market segment, such as the AMEX Oil and Gas Index or the Computer and Business Equipment Index. Options on stock indices are currently traded on the Chicago Board Options Exchange, the New York Stock Exchange, the American Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange.

The Portfolio’s obligation to sell an instrument subject to a call option written by it, or to purchase an instrument subject to a put option written by it, may be terminated prior to the expiration date of the option by the Portfolio's execution of a closing purchase transaction, which is effected by purchasing on an exchange an option of the same series (i.e., same underlying instrument, exercise price and expiration date) as the option previously written. A closing purchase transaction will ordinarily be effected to realize a profit on an outstanding option, to prevent an underlying instrument from being called, to permit the sale of the underlying instrument or to permit the writing of a new option containing different terms on such underlying instrument. The cost of such a liquidation purchase plus transactions costs may be greater than the premium received upon the original option, in which event the Portfolio will have incurred a loss in the transaction. There is no assurance that a liquid secondary market will exist for any particular option. An option writer unable to effect a closing purchase transaction will not be able to sell the underlying instrument or liquidate the assets held in a segregated account, as described below, until the option expires or the optioned instrument is delivered upon exercise. In such circumstances, the writer will be subject to the risk of market decline or appreciation in the instrument during such period.

If an option purchased by the Portfolio expires unexercised, the Portfolio realizes a loss equal to the premium paid. If the Portfolio enters into a closing sale transaction on an option purchased by it, the Portfolio will realize a gain if the premium received by the Portfolio on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. If an option written by the Portfolio expires on the stipulated expiration date or if the Portfolio enters into a closing purchase transaction, it will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold). If an option written by the Portfolio is exercised, the proceeds of the sale will be increased by the net premium originally received and the Portfolio will realize a gain or loss.

Certain Risks Regarding Options. There are several risks associated with transactions in options. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. In addition, a liquid secondary market for particular options, whether traded over-the-counter or on an exchange, may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities or currencies; unusual or unforeseen circumstances may interrupt normal operations on an exchange; the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading value; or one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

Successful use by the Portfolio of options on stock indices will be subject to the ability of the Advisor to correctly predict movements in the directions of the stock market. This requires different skills and techniques than predicting changes in the prices of individual securities. In addition, a fund's ability to effectively hedge all or a portion of the securities in its portfolio, in anticipation of or during a market decline, through transactions in put options on stock indices, depends on the degree to which price movements in the underlying index correlate with the price movements of the securities held by the Portfolio. Inasmuch as the Portfolio's securities will not duplicate the components of an index, the correlation will not be perfect. Consequently, the Portfolio bears the risk that the prices of its securities being hedged will not move in the same amount as the prices of its put options on the stock indices. It is also possible that there may be a negative correlation between the index and the Portfolio's securities that would result in a loss on both such securities and the options on stock indices acquired by the Portfolio.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of stock index options involves the risk that the premium and transaction costs paid by the Portfolio in purchasing an option will be lost as a result of unanticipated movements in prices of the securities comprising the stock index on which the option is based.

There is no assurance that a liquid secondary market on an options exchange will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Portfolio is unable to close out a call option on securities that it has written before the option is exercised, the Portfolio may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities. If the Portfolio is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Cover for Options Positions. Transactions using options (other than options that the Portfolio has purchased) expose the Portfolio to an obligation to another party. The Portfolio will not enter into any such transactions unless it owns either (i) an offsetting ("covered") position in securities or other options or (ii) cash or liquid securities with a value sufficient at all times to cover its potential obligations not covered as provided in (i) above. The Portfolio will comply with SEC guidelines regarding cover for these instruments and, if the guidelines so require, set aside cash or liquid securities in a segregated account with the Portfolio's custodian, Fifth Third Bank (the "Custodian") in the prescribed amount. Under current SEC guidelines, the Portfolio will segregate assets to cover transactions in which the Portfolio writes or sells options.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding option is open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Portfolio's assets to cover or segregated accounts could impede portfolio management or the Portfolio's ability to meet redemption requests or other current obligations.

Options on Futures Contracts. The Portfolio may purchase and sell options on the same types of futures in which it may invest. Options on futures are similar to options on underlying instruments except that options on futures give the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), rather than to purchase or sell the futures contract, at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by the delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the futures contract. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

Dealer Options

The Portfolio may engage in transactions involving dealer options as well as exchange-traded options. Certain additional risks are specific to dealer options. While the Portfolio might look to a clearing corporation to exercise exchange-traded options, if the Portfolio were to purchase a dealer option it would need to rely on the dealer from which it purchased the option to perform if the option were exercised. Failure by the dealer to do so would result in the loss of the premium paid by the Portfolio as well as loss of the expected benefit of the transaction.

Exchange-traded options generally have a continuous liquid market while dealer options may not. Consequently, the Portfolio may generally be able to realize the value of a dealer option it has purchased only by exercising or reselling the option to the dealer who issued it. Similarly, when the Portfolio writes a dealer option, the Portfolio may generally be able to close out the option prior to its expiration only by entering into a closing purchase transaction with the dealer to whom the Portfolio originally wrote the option. While the Portfolio will seek to enter into dealer options only with dealers who will agree to and which are expected to be capable of entering into closing transactions with the Portfolio, there can be no assurance that the Portfolio will at any time be able to liquidate a dealer option at a favorable price at any time prior to expiration. Unless the Portfolio, as a covered dealer call option writer, is able to effect a closing purchase transaction, it will not be able to liquidate securities (or other assets) used as cover until the option expires or is exercised. In the event of insolvency of the other party, the Portfolio may be unable to liquidate a dealer option. With respect to options written by the Portfolio, the inability to enter into a closing transaction may result in material losses to the Portfolio. For example, because the Portfolio must maintain a secured position with respect to any call option on a security it writes, the Portfolio may not sell the assets, which it has segregated to secure the position while it is obligated under the option. This requirement may impair the Portfolio’s ability to sell portfolio securities at a time when such sale might be advantageous.

The Staff of the SEC has taken the position that purchased dealer options are illiquid securities. The Portfolio may treat the cover used for written dealer options as liquid if the dealer agrees that the Portfolio may repurchase the dealer option it has written for a maximum price to be calculated by a predetermined formula. In such cases, the dealer option would be considered illiquid only to the extent the maximum purchase price under the formula exceeds the intrinsic value of the option. Accordingly, the Portfolio will treat dealer options as subject to the Portfolio’s limitation on illiquid securities. If the SEC changes its position on the liquidity of dealer options, the Portfolio will change its treatment of such instruments accordingly.

Spread Transactions

The Portfolio may purchase covered spread options from securities dealers. These covered spread options are not presently exchange-listed or exchange-traded. The purchase of a spread option gives the Portfolio the right to put securities that it owns at a fixed dollar spread or fixed yield spread in relationship to another security that the Portfolio does not own, but which is used as a benchmark. The risk to the Portfolio, in addition to the risks of dealer options described above, is the cost of the premium paid as well as any transaction costs. The purchase of spread options will be used to protect the Portfolio against adverse changes in prevailing credit quality spreads, i.e., the yield spread between high quality and lower quality securities. This protection is provided only during the life of the spread options.

Repurchase Agreements

The Portfolio may enter into repurchase agreements. In a repurchase agreement, an investor (such as the Portfolio) purchases a security (known as the "underlying security") from a securities dealer or bank. Any such dealer or bank must be deemed creditworthy by the Advisor. At that time, the bank or securities dealer agrees to repurchase the underlying security at a mutually agreed upon price on a designated future date. The repurchase price may be higher than the purchase price, the difference being income to the Portfolio, or the purchase and repurchase prices may be the same, with interest at an agreed upon rate due to the Portfolio on repurchase. In either case, the income to the Portfolio generally will be unrelated to the interest rate on the underlying securities. Repurchase agreements must be "fully collateralized," in that the market value of the underlying securities (including accrued interest) must at all times be equal to or greater than the repurchase price. Therefore, a repurchase agreement can be considered a loan collateralized by the underlying securities.

Repurchase agreements are generally for a short period of time, often less than a week, and will generally be used by the Portfolio to invest excess cash or as part of a temporary defensive strategy. Repurchase agreements that do not provide for payment within seven days will be treated as illiquid securities. In the event of a bankruptcy or other default by the seller of a repurchase agreement, the Portfolio could experience both delays in liquidating the underlying security and losses. These losses could result from: (a) possible decline in the value of the underlying security while the Portfolio is seeking to enforce its rights under the repurchase agreement; (b) possible reduced levels of income or lack of access to income during this period; and (c) expenses of enforcing its rights.

Trading in Futures Contracts

A futures contract provides for the future sale by one party and purchase by another party of a specified amount of a specific financial instrument (e.g., units of a stock index) for a specified price, date, time and place designated at the time the contract is made. Brokerage fees are incurred when a futures contract is bought or sold and margin deposits must be maintained. Entering into a contract to buy is commonly referred to as buying or purchasing a contract or holding a long position. Entering into a contract to sell is commonly referred to as selling a contract or holding a short position.

Unlike when the Portfolio purchases or sells a security, no price would be paid or received by the Portfolio upon the purchase or sale of a futures contract. Upon entering into a futures contract, and to maintain the Portfolio's open positions in futures contracts, the Portfolio would be required to deposit with its Custodian or futures broker in a segregated account in the name of the futures broker an amount of cash, U.S. government securities, suitable money market instruments, or other liquid securities, known as "initial margin." The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract. Futures contracts are customarily purchased and sold on margins that may range upward from less than 5% of the value of the contract being traded.

If the price of an open futures contract changes (by increase in underlying instrument or index in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Portfolio.

These subsequent payments, called "variation margin," to and from the futures broker, are made on a daily basis as the price of the underlying assets fluctuate making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." The Portfolio expects to earn interest income on its margin deposits.

Although certain futures contracts, by their terms, require actual future delivery of and payment for the underlying instruments, in practice most futures contracts are usually closed out before the delivery date. Closing out an open futures contract purchase or sale is effected by entering into an offsetting futures contract sale or purchase, respectively, for the same aggregate amount of the identical underlying instrument or index and the same delivery date. If the offsetting purchase price is less than the original sale price, the Portfolio realizes a gain; if it is more, the Portfolio realizes a loss. Conversely, if the offsetting sale price is more than the original purchase price, the Portfolio realizes a gain; if it is less, the Portfolio realizes a loss. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Portfolio will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Portfolio is not able to enter into an offsetting transaction, the Portfolio will continue to be required to maintain the margin deposits on the futures contract.

For example, one contract in the Financial Times Stock Exchange 100 Index future is a contract to buy 25 pounds sterling multiplied by the level of the UK Financial Times 100 Share Index on a given future date. Settlement of a stock index futures contract may or may not be in the underlying instrument or index. If not in the underlying instrument or index, then settlement will be made in cash, equivalent over time to the difference between the contract price and the actual price of the underlying asset at the time the stock index futures contract expires.

Regulation as a Commodity Pool Operator

The Trust, on behalf of the Portfolio, has filed with the National Futures Association, a notice claiming an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission promulgated thereunder, with respect to the Portfolio's operation.  Accordingly, the Portfolio is not subject to registration or regulation as a commodity pool operator.

When-Issued, Forward Commitments and Delayed Settlements

The Portfolio may purchase and sell securities on a when-issued, forward commitment or delayed settlement basis. In this event, the Portfolio's Custodian will segregate liquid assets equal to the amount of the commitment in a separate account. Normally, the Custodian will set aside portfolio securities to satisfy a purchase commitment. In such a case, the Portfolio may be required subsequently to segregate additional assets in order to assure that the value of the account remains equal to the amount of the Portfolio’s commitment. It may be expected that the Portfolio’s net assets will fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments than when it sets aside cash.

The Portfolio does not intend to engage in these transactions for speculative purposes but only in furtherance of its investment objectives. Because the Portfolio will segregate liquid assets to satisfy its purchase commitments in the manner described, the Portfolio’s liquidity and the ability of the Advisor to manage them may be affected in the event the Portfolio’s forward commitments, commitments to purchase when-issued securities and delayed settlements ever exceeded 15% of the value of its net assets.

The Portfolio will purchase securities on a when-issued, forward commitment or delayed settlement basis only with the intention of completing the transaction. If deemed advisable as a matter of investment strategy, however, the Portfolio may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to the Portfolio on the settlement date. In these cases the Portfolio may realize a taxable capital gain or loss. When the Portfolio engages in when-issued, forward commitment and delayed settlement transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Portfolio incurring a loss or missing an opportunity to obtain a price credited to be advantageous.

The market value of the securities underlying a when-issued purchase, forward commitment to purchase securities, or a delayed settlement and any subsequent fluctuations in their market value is taken into account when determining the market value of the Portfolio starting on the day the Portfolio agrees to purchase the securities. The Portfolio does not earn interest on the securities it has committed to purchase until it has paid for and delivered on the settlement date.

Illiquid and Restricted Securities

The Portfolio generally may invest up to 15% of its net assets in illiquid securities. If through the appreciation of illiquid securities or the depreciation of liquid securities, the Portfolio should be in a position where more than 15% of the value of its net assets are invested in illiquid assets, including restricted securities, the Portfolio will take immediate steps to protect liquidity.  Illiquid securities include securities subject to contractual or legal restrictions on resale (e.g., because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act")) and securities that are otherwise not readily marketable (e.g., because trading in the security is suspended or because market makers do not exist or will not entertain bids or offers). Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Foreign securities that are freely tradable in their principal markets are not considered to be illiquid.

Restricted and other illiquid securities may be subject to the potential for delays on resale and uncertainty in valuation. The Portfolio might be unable to dispose of illiquid securities promptly or at reasonable prices and might thereby experience difficulty in satisfying redemption requests from shareholders. The Portfolio might have to register restricted securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

A large institutional market exists for certain securities that are not registered under the Securities Act, including foreign securities. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments. Rule 144A under the Securities Act allows such a broader institutional trading market for securities otherwise subject to restrictions on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act for resale of certain securities to qualified institutional buyers. Rule 144A has produced enhanced liquidity for many restricted securities, and market liquidity for such securities may continue to expand as a result of this regulation and the consequent existence of the PORTAL system, which is an automated system for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers sponsored by FINRA.

Under guidelines adopted by the Trust's Board, the Portfolio's Advisor may determine that particular Rule 144A securities, and commercial paper issued in reliance on the private placement exemption from registration afforded by Section 4(2) of the Securities Act, are liquid even though they are not registered. A determination of whether such a security is liquid or not is a question of fact. In making this determination, the Advisor will consider, as it deems appropriate under the circumstances and among other factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers willing to purchase or sell the security; (3) the number of other potential purchasers of the security; (4) dealer undertakings to make a market in the security; (5) the nature of the security (e.g., debt or equity, date of maturity, terms of dividend or interest payments, and other material terms) and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); and (6) the rating of the security and the financial condition and prospects of the issuer. In the case of commercial paper, the Advisor will also determine that the paper (1) is not traded flat or in default as to principal and interest, and (2) is rated in one of the two highest rating categories by at least two National Statistical Rating Organization (“NRSRO”) or, if only one NRSRO rates the security, by that NRSRO, or, if the security is unrated, the Advisor determines that it is of equivalent quality.

Rule 144A securities and Section 4(2) commercial paper that have been deemed liquid as described above will continue to be monitored by the Advisor to determine if the security is no longer liquid as the result of changed conditions. Investing in Rule 144A securities or Section 4(2) commercial paper could have the effect of increasing the amount of the Portfolio's assets invested in illiquid securities if institutional buyers are unwilling to purchase such securities.

Lending Portfolio Securities

For the purpose of achieving income, the Portfolio may lend its portfolio securities, provided (1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or cash equivalents (cash, U.S. Government securities, negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned, (2) the Portfolio may at any time call the loan and obtain the return of securities loaned, (3) the Portfolio will receive any interest or dividends received on the loaned securities, and (4) the aggregate value of the securities loaned will not at any time exceed one-third of the total assets of the Portfolio.

Short Sales

The Portfolio may sell securities or currencies short involving the use of derivative instruments and to offset potential declines in long positions in similar securities or currencies. A short sale is a transaction in which the Portfolio sells a security or currency it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline.

When the Portfolio makes a short sale, the broker-dealer through which the short sale is made must borrow the security or currency sold short and deliver it to the party purchasing the security. The Portfolio is required to make a margin deposit in connection with such short sales; the Portfolio may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities.

If the price of the security or currency sold short increases between the time of the short sale and the time the Portfolio covers its short position, the Portfolio will incur a loss; conversely, if the price declines, the Portfolio will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security or currency sold short and the securities being hedged.

To the extent the Portfolio sells securities or currencies short, it will provide collateral to the broker-dealer and (except in the case of short sales "against the box") will maintain additional asset coverage in the form of cash, U.S. government securities or other liquid securities with its Custodian in a segregated account in an amount at least equal to the difference between the current market value of the securities or currency sold short and any amounts required to be deposited as collateral with the selling broker (not including the proceeds of the short sale). This percentage may be varied by action of the Board of Trustees. A short sale is "against the box" to the extent the Portfolio contemporaneously owns, or has the right to obtain at no added cost, securities or currencies identical to those sold short.

Temporary Defensive Positions

To respond to adverse market, economic, political or other conditions, the Portfolio may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments denominated in U.S. dollars.  The Portfolio may be invested solely in these instruments for extended periods, depending on the Advisor's assessment of market conditions.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Portfolio is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Portfolio invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Portfolio would bear its pro- rata portion of such money market funds’ advisory fees and operational fees.  The Portfolio may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

INVESTMENT RESTRICTIONS

The Portfolio has adopted the following investment restrictions that may not be changed without approval by a “majority of the outstanding shares” of the Portfolio which, as used in this SAI, means the vote of the lesser of (a) 67% or more of the shares of the Portfolio represented at a meeting, if the holders of more than 50% of the outstanding shares of the Portfolio are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Portfolio.

1. Borrowing Money. The Portfolio will not borrow money, except: (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Portfolio; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Portfolio’s total assets at the time when the borrowing is made.

2. Senior Securities. The Portfolio will not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Portfolio, provided that the Portfolio’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

3. Underwriting. The Portfolio will not act as underwriter of securities issued by other persons. This limitation is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), the Portfolio may be deemed an underwriter under certain federal securities laws.

4. Real Estate. The Portfolio will not purchase or sell real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Portfolio from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

5. Commodities. The Portfolio will not purchase or sell commodities unless acquired as a result of ownership of securities or other investments. This limitation does not preclude the Portfolio from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies, which are engaged in a commodities business or have a significant portion of their assets in commodities.

6. Loans. The Portfolio will not make loans to other persons, except: (a) by loaning portfolio securities; (b) by engaging in repurchase agreements; or (c) by purchasing nonpublicly offered debt securities. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

7. Concentration. The Portfolio will not invest 25% or more of its total assets in a particular industry or group of industries. The Portfolio will not invest 25% or more of its total assets in any investment company that concentrates. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.

THE FOLLOWING ARE ADDITIONAL INVESTMENT LIMITATIONS OF THE PORTFOLIO. THE FOLLOWING RESTRICTIONS ARE DESIGNATED AS NON-FUNDAMENTAL AND MAY BE CHANGED BY THE BOARD OF TRUSTEES OF THE TRUST WITHOUT THE APPROVAL OF SHAREHOLDERS.

1. Pledging. The Portfolio will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Portfolio except as may be necessary in connection with borrowings described in limitation (1) above. Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.

2. Borrowing. The Portfolio will not purchase any security while borrowings representing more than one third of its total assets are outstanding.

3. Margin Purchases. The Portfolio will not purchase securities or evidences of interest thereon on “margin.” This limitation is not applicable to short-term credit obtained by the Portfolio for the clearance of purchases and sales or redemption of securities, or to arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investment techniques.

4. Illiquid Investments. The Portfolio will not invest 15% or more of its net assets in securities for which there are legal or contractual restrictions on resale and other illiquid securities.

If a restriction on the Portfolio’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Portfolio assets invested in certain securities or other instruments, or change in average duration of the Portfolio’s investment portfolio, resulting from changes in the value of the Portfolio’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

POLICIES AND PROCEDURES FOR DISCLOSURE

OF PORTFOLIO HOLDINGS

The Trust has adopted policies and procedures that govern the disclosure of the Portfolio’s portfolio holdings. These policies and procedures are designed to ensure that such disclosure is in the best interests of Portfolio shareholders.

It is the Trust’s policy to: (1) ensure that any disclosure of portfolio holdings information is in the best interest of Trust shareholders; (2) protect the confidentiality of portfolio holdings information; (3) have procedures in place to guard against personal trading based on the information; and (4) ensure that the disclosure of portfolio holdings information does not create conflicts between the interests of the Trust’s shareholders and those of the Trust’s affiliates.

The Portfolio will disclose its portfolio holdings by mailing its annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and semi-annual period.  In addition, the Portfolio will disclose its portfolio holdings reports on Forms N-CSR and Form N-Q approximately two months after the end of each quarter/semi-annual period.

The Portfolio may choose to make portfolio holdings information available to rating agencies such as Lipper, Morningstar or Bloomberg more frequently on a confidential basis.

Under limited circumstances, as described below, the Portfolio’s portfolio holdings may be disclosed to, or known by, certain third parties in advance of their filing with the Securities and Exchange Commission on Form N-CSR or Form N-Q.  In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential.

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The Advisor.  Personnel of the Advisor, including personnel responsible for managing the Portfolio’s investment portfolio, may have full daily access to Portfolio's investment portfolio holdings since that information is necessary in order for the Advisor to provide its management, administrative, and investment services to the Portfolio.  As required for purposes of analyzing the impact of existing and future market changes on the prices, availability, demand and liquidity of such securities, as well as for the assistance of portfolio managers in the trading of such securities, Advisor personnel may also release and discuss certain portfolio holdings with various broker-dealers.

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Gemini Fund Services, LLC is the Transfer Agent, fund accountant (the "Fund Accountant") and administrator (the "Administrator") for the Portfolio; therefore, its personnel have full daily access to the Portfolio’s portfolio holdings since that information is necessary in order for them to provide the agreed-upon services for the Trust.

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Fifth Third Bank is the Custodian for the Portfolio; therefore, its personnel have full daily access to the Portfolio’s portfolio holdings since that information is necessary in order for it to provide the agreed-upon services for the Portfolio.

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Cohen Fund Audit Services, Ltd. is the Portfolio’s independent registered public accounting firm; therefore, its personnel have access to the Portfolio’s portfolio holdings in connection with auditing of the Portfolio's annual financial statements and providing assistance and consultation in connection with SEC filings.

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Thompson Hine LLP is counsel to the Portfolio; therefore, its personnel have access to the Portfolio’s portfolio holdings in connection with the review of the Portfolio's annual and semi-annual shareholder reports and SEC filings.

Additions to List of Approved Recipients.  The Portfolio’s Chief Compliance Officer is the person responsible, and whose prior approval is required, for any disclosure of the Portfolio’s portfolio securities at any time or to any persons other than those described above. In such cases, the recipient must have a legitimate business need for the information and must be subject to a duty to keep the information confidential. In no event shall the Portfolio, the Advisor or any other party receive any direct or indirect compensation in connection with the disclosure of information about the Portfolio’s portfolio holdings.

Compliance With Portfolio Holdings Disclosure Procedures.  The Portfolio’s Chief Compliance Officer will report periodically to the Board with respect to compliance with the Portfolio’s portfolio holdings disclosure procedures, and from time to time will provide the Board any updates to the portfolio holdings disclosure policies and procedures.

There is no assurance that the Trust’s policies on disclosure of portfolio holdings will protect the Portfolio from the potential misuse of holdings information by individuals or firms in possession of that information.

MANAGEMENT

The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), which have been filed with the Securities and Exchange Commission. The Board consists of five (5) individuals, four (4) of whom are not “interested persons” (as defined under the 1940 Act) of the Trust and the Advisor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties. Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee
L. Merill Bryan*** Age: 64	Trustee Since 2006	Retired. Formerly, Senior Vice President and Chief Information Officer of Union Pacific Corporation (a railroad company)	40	AdvisorOne Funds (5 portfolios)
Anthony J. Hertl Age: 58	Trustee Since 2006	Consultant to small and emerging businesses since 2000; Retired in 2000 as Vice President of Finance and Administration of Marymount College, Tarrytown, New York where he served in this capacity for four years. Prior thereto, he spent thirteen years at Prudential Securities in various management capacities including Chief Financial Officer – Specialty Finance Group, Director of Global Taxation and Capital Markets Controller. Mr. Hertl is also a Certified Public Accountant.	40	AdvisorOne Funds (5 portfolios); Satuit Capital Management Trust; The Z-Seven Fund, Inc. and Greenwich Advisors Trust
Gary W. Lanzen Age: 54	Trustee Since 2006	Chief Investment Officer (2006 – present), formerly President, Orizon Investment Counsel, LLC; Partner, Orizon Group, Inc. (a financial services company)	40	AdvisorOne Funds (5 portfolios)
Mark H. Taylor Age: 44	Trustee Since 2007	Professor (John P. Begley Endowed Chair in Accounting, Creighton University since 2002)	40	Lifetime Achievement Mutual Fund (LFTAX) (Director and Audit Committee Chairman)

Interested Trustees and Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex ** Overseen by Trustee	Other Directorships held by Trustee
Michael Miola**** Age: 56	Trustee Since 2006	Chief Executive Officer and Manager of Gemini Fund Services, LLC; Co-Owner and Co-Managing Member of NorthStar Financial Services Group, LLC; Manager of Orion Advisor Services, LLC, CLS Investment Firm, LLC, GemCom, LLC, Northern Lights Distributors, LLC and Northern Lights Compliance Services, LLC; Director of Constellation Trust Company.	40	AdvisorOne Funds (5 portfolios); Constellation Trust Co.
Andrew Rogers 450 Wireless Blvd. Hauppauge, NY 11788 Age: 39	President Since June 2006

President and Manager, Gemini Fund Services, LLC (since 3/2006), formerly Senior Vice President and Director of Administration (2001 - 2005); Formerly Manager, Northern Lights Compliance Services, LLC (3/2006 – 5/2008); Manager (since 3/2006) and President (since 2004), GemCom LLC.

			N/A	N/A
Emile R. Molineaux 450 Wireless Blvd. Hauppauge, NY 11788 Age: 46	Secretary Since 2005

General Counsel, CCO and Senior Vice President, Gemini Fund Services, LLC; Secretary and CCO, Northern Lights Compliance Services, LLC;  (2003 – Present); In-house Counsel, The Dreyfus Funds (1999 – 2003)

			N/A	N/A
Kevin E. Wolf 450 Wireless Blvd. Hauppauge, NY 11788 Age: 39	Treasurer Since June 2006

Director of Fund Administration, Gemini Fund Services, LLC (2006 – Present); Vice President, Fund Administration, Gemini Fund Services, LLC (2004 - 2006); Vice-President, GemCom, LLC (2004 - Present); Senior Fund Administrator, Gemini Fund Services, LLC (2001-2004).

			N/A	N/A
Lynn Bowley 4020 So. 147th Street Omaha, NE 68137 Age: 50	Chief Compliance Officer Since June 2007	Compliance Officer of Northern Lights Compliance Services, LLC (01/07 – present); Vice President of Investment Support Services for Mutual of Omaha Companies (2002 – 2006).	N/A	N/A

* The term of office for each Trustee and Officer listed above will continue indefinitely.

** The term “Fund Complex” refers to the Northern Lights Fund Trust and the Northern Lights Variable Trust.

***From December 2006 through April 2007, L. Merill Bryan, a non-interested trustee of the Trust, invested $143,080 in a limited liability company ("LLC"). This investment is required to be disclosed because one of the other members of the LLC is under common control with the Fund’s distributor.  As of May 2007, Mr. Bryan is no longer a member of the LLC.

**** Michael Miola is an “interested person” of the Trust as that term is defined under the 1940 Act, because of his affiliation with Gemini Fund Services, LLC, (the Trust’s Administrator, Fund Accountant, Transfer Agent) and Northern Lights Distributors, LLC (the Fund’s Distributor).

Board Committees

Audit Committee

The Board has an Audit Committee that consists of all the Trustees who are not “interested persons” of the Trust within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls.  The Audit committee operates pursuant to an Audit Committee Charter and will meet at least once annually. During the past fiscal year, the Audit Committee held 4 meetings.

Nominating and Compensation Committees

The Board has a Nominating Committee and a Compensation Committee, each of which consists of all the Trustees who are not “interested persons” of the Trust within the meaning of the 1940 Act. The Nominating Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Nominating Committee generally will not consider shareholder nominees. The Compensation Committee is responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the past fiscal year, each such Committee held no meetings.

Compensation

Each Trustee who is not affiliated with the Trust or Advisor will receive a quarterly fee of $2,500, as well as reimbursement for any reasonable expenses incurred attending the meetings. The “interested persons” who serve as Trustees of the Trust receive no compensation for their services as Trustees. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the year ended December 31, 2008.  The Trustees have attended all quarterly meetings.  The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Trust **	Pension or Retirement Benefits Accrued as Part of Portfolios Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust and Fund Complex*** Paid to Directors
L. Merill Bryan	$10,000	None	None	$40,000
Anthony J. Hertl	$10,000	None	None	$40,000
Gary Lanzen	$10,000	None	None	$40,000
Mark H. Taylor	$10,000	None	None	$40,000
Michael Miola*	None	None	None	None

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*This Trustee is deemed to be an ‘interested person’ as defined in the 1940 Act as a result of his affiliation with Gemini Fund Services, LLC (the Trust’s Administrator, Transfer Agent and Fund Accountant), Northern Lights Distributors, LLC (the Fund’s Distributor) and Northern Lights Compliance Services, LLC (the Trust’s compliance service provider).

**There are currently multiple series comprising the Trust.  Trustees’ fees are allocated equally to each Fund in the Trust.

***The term “Fund Complex” refers to the Northern Lights Fund Trust and the Northern Lights Variable Trust.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Trust as of December 31, 2008.  The Fund was not operating as of December 31, 2008.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
L. Merill Bryan	[None]	[None]
Anthony J. Hertl	[None]	[None]
Gary Lanzen	[None]	[None]
Michael Miola*	[None]	[None]
Mark Taylor	[None]	[None]

* This Trustee is deemed to be an ‘interested person’ as defined in the 1940 Act as a result of his affiliation with Gemini Fund Services, LLC (the Trust’s Administrator, Transfer Agent and Fund Accountant), Northern Lights Distributors, LLC (the Fund’s Distributor) and Northern Lights Compliance Services, LLC (the Trust’s compliance service provider)

Management Ownership

As of December 31, 2008, the Trustees and officers, as a group, owned no shares of the Portfolio and [less than 1.00%] of the Fund Complex’s outstanding shares.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledged the existence of control. As of the date of this SAI, the Portfolio could be deemed to be under control of the Advisor, which had voting authority with respect to approximately 100% of the value of the outstanding interests in the Portfolio on such date.  As a result, the Advisor could have the ability to approve or reject those matters submitted to the shareholders of such Portfolio for their approval, including the election of Trustees, approval of an investment advisory agreement and adoption of a distribution plan under Rule 12b-1 of the 1940 Act. However, it is expected that once the Portfolio commences investment operations and its shares are sold to the public that the Advisor’s control will be diluted until such time as the Portfolio is controlled by its shareholders.

INVESTMENT ADVISOR

Investment Advisor and Advisory Agreement

The Advisor of the Portfolio is Chariot Advisors, LLC, located at 8010 Arco Corporate Drive, Suite 175, Raleigh, NC 27617. Pursuant to an investment advisory agreement with the Trust, on behalf of the Portfolio (the “Advisory Agreement”), the Advisor, subject to the supervision of the Board of the Trust, and in conformity with the stated policies of the Portfolio, manages the operations of the Portfolio. Elliott Shifman is the controlling member of the Advisor.

Under the Advisory Agreement, the Advisor, under the supervision of the Board, agrees to invest the assets of the Portfolio in accordance with applicable law and the investment objective, policies and restrictions set forth in the Portfolio’s current Prospectus and Statement of Additional Information, and subject to such further limitations as the Trust may from time to time impose by written notice to the Advisor. The Advisor shall act as the investment advisor to the Portfolio and, as such shall (i) obtain and evaluate such information relating to the economy, industries, business, securities markets and securities as it may deem necessary or useful in discharging its responsibilities here under, (ii) formulate a continuing program for the investment of the assets of the Portfolio in a manner consistent with its investment objective, policies and restrictions, and (iii) determine from time to time securities to be purchased, sold, retained or lent by the Portfolio, and implement those decisions, including the selection of entities with or through which such purchases, sales or loans are to be effected; provided, that the Advisor will place orders pursuant to its investment determinations either directly with the issuer or with a broker or dealer, and if with a broker or dealer, (a) will attempt to obtain the best price and execution of its orders, and (b) may nevertheless in its discretion purchase and sell portfolio securities from and to brokers who provide the Advisor with research, analysis, advice and similar services and pay such brokers in return a higher commission or spread than may be charged by other brokers. The Advisor also provides the Portfolio with all necessary office facilities and personnel for servicing the Portfolio’s investments, compensates all officers, Trustees and employees of the Trust who are officers, directors or employees of the Advisor, and all personnel of the Portfolio or the Advisor performing services relating to research, statistical and investment activities. The Advisory Agreement was approved by the Board of the Trust, including by a majority of the Independent Trustees, at a meeting held on December 15, 2008.

In addition, the Advisor, subject to the supervision of the Board of Trustees, provides the management and administrative services necessary for the operation of the Portfolio. These services include providing facilities for maintaining the Trust’s organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters and other persons dealing with the Portfolio; preparing all general shareholder communications and conducting shareholder relations; maintaining the Portfolio’s records and the registration of the Portfolio’s shares under federal securities laws and making necessary filings under state securities laws; developing management and shareholder services for the Portfolio; and furnishing reports, evaluations and analyses on a variety of subjects to the Trustees.

Pursuant to the Advisory Agreement, the Advisor receives a fee at the annual rate of 1.00% of the Portfolio’s average daily net assets, computed daily and payable monthly.

Expenses not expressly assumed by the Advisor under the Advisory Agreement are paid by the Portfolio.  Under the terms of the Advisory Agreement, the Portfolio is responsible for the payment of the following expenses among others: (a) the fees payable to the Advisor, (b) the fees and expenses of Trustees who are not affiliated persons of the Advisor (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent (as defined under the section entitled “Transfer Agent”), including the cost of maintaining certain required records of the Portfolio and of pricing the Portfolio’s shares, (d) the charges and expenses of legal counsel and independent accountants for the Portfolio, (e) brokerage commissions and any issue or transfer taxes chargeable to the Portfolio in connection with its securities transactions, (f) all taxes and corporate fees payable by the Portfolio to governmental agencies, (g) the fees of any trade association of which the Portfolio may be a member, (h) the cost of share certificates representing shares of the Portfolio, (i) the cost of fidelity and liability insurance, (j) the fees and expenses involved in registering and maintaining registration of the Portfolio and of its shares with the SEC, qualifying its shares under state securities laws, including the preparation and printing of the Portfolio’s registration statements and prospectuses for such purposes, (k) all expenses of shareholders and Trustees’ meetings (including travel expenses of Trustees and officers of the Portfolio who are directors, officers or employees of the Advisor) and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders and (l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Portfolio’s business.

The Advisor is contractually limiting total annual operating expenses, including advisory fees, of the Portfolio through April 30, 2010 (including the Advisory fee, exclusive of any front-end or contingent deferred loads, taxes, interest, brokerage commissions, dividend expense on securities sold short, expenses of investing in underlying funds, or extraordinary expenses such as litigation or reorganization costs) to 1.70%.

Under the terms of the expense limitation agreement, the following examples of fees and expenses that would not be considered to be extraordinary or non-recurring include, but are not limited to, taxes, interest, loan commitment fees, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Advisor, U.S. Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents’ fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Portfolio’s existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders’ reports and meetings.

The Advisory Agreement will continue in effect for two (2) years initially and thereafter shall continue from year to year provided such continuance is approved at least annually by (a) a vote of the majority of the Independent Trustees, cast in person at a meeting specifically called for the purpose of voting on such approval and by (b) the majority vote of either all of the Trustees or the vote of a majority of the outstanding shares of each Portfolio. The Advisory Agreement may be terminated without penalty on 60 days’ written notice by a vote of a majority of the Trustees or by the Advisor, or by holders of a majority of that Trust’s outstanding shares. The Advisory Agreement shall terminate automatically in the event of its assignment.

Codes of Ethics

The Trust, the Advisor and the Distributor each have adopted codes of ethics under Rule 17j-1 under the 1940 Act that governs the personal securities transactions of their board members, officers and employees who may have access to current trading information of the Trust. Under the code of ethics, the Trustees are permitted to invest in securities that may also be purchased by the Portfolio.

In addition, the Trust has adopted a code of ethics (the "Code"), which applies only to the Trust’s executive officers to ensure that these officers promote professional conduct in the practice of corporate governance and management. The purpose behind these guidelines is to promote i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Portfolio; iii) compliance with applicable governmental laws, rule and regulations; iv) the prompt internal reporting of violations of this Code to an appropriate person or persons identified in the Code; and v) accountability for adherence to the Code.

Summary of Proxy Voting Policies

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Advisor, subject to the Board’s continuing oversight. The Policies require that the Advisor vote proxies received in a manner consistent with the best interests of the Portfolio and its shareholders.  The Policies also require the Advisor to present to the Board, at least annually, the Advisor’s Proxy Policies and a record of each proxy voted by the Advisor on behalf of the Portfolio, including a report on the resolution of all proxies identified by the Advisor as involving a conflict of interest.

The Advisor has adopted Proxy Voting Policies and Procedures (“Advisor’s Proxy Policies”) that underscore the Advisor’s concern that all proxies voting decisions be made in the best interests of the Portfolio and that the Advisor will act in a prudent and diligent manner intended to enhance the economic value of the assets of the Portfolio.

A general statement of voting policy and specific voting positions has been established by the Advisor. This policy is intended to serve as a guideline and to further the economic value of each security held by the Portfolio.  There will be regular review of this policy.  Each proxy will be considered individually, taking into account the relevant circumstances at the time of each vote.

Where a proxy proposal raises a material conflict between the Advisor’s interests and the Portfolio’s interests, the Advisor will resolve the conflict by voting in accordance with the policy guidelines or at the client’s directive using the recommendation of an independent third party.  If the third party’s recommendations are not received in a timely fashion, the Advisor will abstain from voting the securities held by that client’s account.

A copy of the Advisor's proxy voting policies is attached hereto as Appendix B.

More information. Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling the Portfolio at 1-[___]-[___]-[____] and (2) on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and will be sent within three business days of receipt of a request.

DISTRIBUTOR

Northern Lights Distributors, LLC (the “Distributor”) serves as the principal underwriter and national distributor for the shares of the Trust, including shares of the Portfolio, pursuant to an Underwriting Agreement with the Trust (the “Underwriting Agreement”). The Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934 and each state’s securities laws and is a member of Financial Industry Regulatory Authority, Inc. (“FINRA”). The offering of the Portfolio’s shares are continuous. The Underwriting Agreement provides that the Distributor, as agent in connection with the distribution of Portfolio shares, will use its best efforts to distribute the Portfolio’s shares.

The Underwriting Agreement provides that, unless sooner terminated, it will continue in effect for two years initially and thereafter shall continue from year to year, subject to annual approval by (a) the Board or a vote of a majority of the outstanding shares, and (b) by a majority of the Trustees who are not interested persons of the Trust or of the Distributor by vote cast in person at a meeting called for the purpose of voting on such approval.

The Underwriting Agreement may be terminated by the Portfolio at any time, without the payment of any penalty, by vote of a majority of the entire Board of the Trust or by vote of a majority of the outstanding shares of the Portfolio on 60 days written notice to the Distributor, or by the Distributor at any time, without the payment of any penalty, on 60 days written notice to the Portfolio. The Underwriting Agreement will automatically terminate in the event of its assignment.

DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

Pursuant to a Distribution and Shareholder Services Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Plan”) approved by the Board of Trustees, the Portfolio is authorized to pay the participating insurance company and other intermediaries, compensation for distribution and shareholder services.  The Plan permits the Portfolio to pay compensation for account maintenance, shareholder services, distribution, sales and promotional activities at the annual rate of up to 0.75% of the average net assets of the Portfolio.  Currently, the Board has authorized the Portfolio to pay expenses under the Plan at a maximum annual rate of 0.60% of the average net assets of the Portfolio.  Shareholders will receive notice of any increase.  Such fees are to be paid by the Portfolio monthly, or at such other intervals as the Board shall determine. Such fees shall be based upon the Portfolio’s average daily net assets during the preceding month, and shall be calculated and accrued daily. The participating insurance company and other intermediaries shall use such fee, among other things, to pay interest and principal where such payments have been financed.

The Trust is required to provide a written report, at least quarterly to the Board of Trustees of the Trust, specifying in reasonable detail the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

The initial term of the Plan is one year and it will continue in effect from year to year thereafter, provided such continuance is specifically approved at least annually by a majority of the Board of Trustees of the Trust and a majority of the Trustees who are not “interested persons” of the Trust and do not have a direct or indirect financial interest in the Plan (“Rule 12b-1 Trustees”) by votes cast in person at a meeting called for the purpose of voting on the Plan.  The Plan may be terminated at any time by the Trust or the Portfolio by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding voting shares of the Portfolio. The Plan will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The Plan may not be amended to increase materially the amount paid by the Portfolio, unless such amendment is approved by the vote of a majority of the outstanding voting securities of the Portfolio (as defined in the 1940 Act). All material amendments must be approved by a majority of the Board of Trustees of the Trust and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on the Plan.  During the term of the Plan, the selection and nomination of non-interested Trustees of the Trust will be committed to the discretion of current non-interested Trustees.  The Trust will preserve copies of the Plan, any related agreements, and all reports, for a period of not less than six years from the date of such document and for at least the first two years in an easily accessible place.

Any agreement related to the  Plan will be in writing and provide that: (a) it may be terminated by the Trust or the Portfolio at any time upon sixty days’ written notice, without the payment of any penalty, by vote of a majority of the respective Rule 12b-1 Trustees, or by vote of a majority of the outstanding voting securities of the Trust or the Portfolio; (b) it will automatically terminate in the event of its assignment (as defined in the 1940 Act); and (c) it will continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually by a majority of the Board and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on such agreement.

PORTFOLIO MANAGERS

Elliott Shifman is the Portfolio Manager of the Portfolio, and is responsible for the day-to-day management of the Portfolio. As of [____], 2009 he was responsible for the management of the following types of accounts in addition to the Chariot Absolute Return Currency Portfolio:

Account Type	Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Cos.	None	None	None	None
Other Pooled Investment Vehicles	[__]	$[__]	[__]	$[__]
Other Accounts	[__]	$[__]	[__]	$[__]

Conflicts of Interest

The Advisor has not identified any material conflicts between the Portfolio and other accounts managed by the portfolio manager.  However, actual or apparent conflicts of interest may arise in connection with the day-to-day management of the Portfolio and other accounts, if a portfolio manager begins managing other accounts. The management of the Portfolio and other accounts may result in unequal time and attention being devoted to the Portfolio and other accounts. Another potential conflict of interest may arise where another account has the same investment objective as the Portfolio, whereby the portfolio manager could favor one account over another. Further, a potential conflict could include the portfolio manger’s knowledge about the size, timing and possible market impact of Portfolio trades, whereby he could use this information to the advantage of other accounts and to the disadvantage of the Portfolio. These potential conflicts of interest could create the appearance that the portfolio manager is favoring one client's investment vehicle over another.  The Advisor may recommend purchases or sales of the same securities or foreign exchange contracts for the Fund and its other clients.  Simultaneous transactions could adversely affect the ability of the Fund to obtain or dispose of the full amount of a security or foreign exchange contract which it seeks to purchase or sell or the price at which such security or foreign exchange contract can be purchased or sold.  In such circumstances, under polices adopted by the Advisor which it believes are fair and equitable, the Fund and the other clients will receive the average price per share, based on the total number of shares or contracts traded and the total value of the transaction.

Compensation.

For his services as portfolio manager to the Portfolio, Mr. Shifman does not receive a salary.  However, he is compensated indirectly because he participates in the profitability of the Advisor through his ownership share of the Advisor.

Ownership of Securities.

Since the Portfolio is newly organized, Mr. Shifman does not own shares of the Portfolio as of the date of this SAI.

ALLOCATION OF PORTFOLIO BROKERAGE

Specific decisions to purchase or sell securities for the Portfolio are made by the portfolio manager who is an employee of the Advisor. The Advisor is authorized by the Trustees to allocate the orders placed by it on behalf of the Portfolio to brokers or dealers who may, but need not, provide research or statistical material or other services to the Portfolio or the Advisor for the Portfolio’s use. Such allocation is to be in such amounts and proportions as the Advisor may determine.

In selecting a broker or dealer to execute each particular transaction, the Advisor will take the following into consideration:

•

the best net price available;

•

mark up or mark down on principal transactions;

•

the reliability, integrity and financial condition of the broker or dealer;

•

the size of and difficulty in executing the order; and

•

the value of the expected contribution of the broker or dealer to the investment performance of the Portfolio on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Portfolio may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Advisor determines in good faith that such commission is reasonable in relation to the value of brokerage, research and other services provided to the Portfolio. In allocating portfolio brokerage, the Advisor may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Advisor exercises investment discretion. Some of the services received as the result of Portfolio transactions may primarily benefit accounts other than the Portfolio’s, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Portfolio.

PORTFOLIO TURNOVER

The Portfolio’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Portfolio during the fiscal year. The calculation excludes from both the numerator and the denominator securities with maturities at the time of acquisition of one year or less. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Portfolio. A 100% turnover rate would occur if all of the Portfolio’s portfolio securities were replaced once within a one-year period.  Inclusion of currency trading in the computation would cause the portfolio turnover rate to exceed 100%.

OTHER SERVICE PROVIDERS

Fund Administration

The Administrator for the Portfolio is Gemini Fund Services, LLC, (“GFS”), which has its principal office at 450 Wireless Blvd., Hauppauge, New York 11788, and is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Pursuant to an Administration Service Agreement with the Portfolio, the Administrator provides administrative services to the Portfolio, subject to the supervision of the Board. The Administrator may provide persons to serve as officers of the Portfolio. Such officers may be directors, officers or employees of the Administrator or its affiliates.

The Administration Service Agreement was initially approved by the Board at a meeting held on March 6, 2006.  The Agreement shall remain in effect for three years from the date of its initial approval, and subject to annual approval of the Board for one-year periods thereafter.  The Administration Service Agreement is terminable by the Board or the Administrator on ninety days’ written notice and may be assigned provided the non-assigning party provides prior written consent. This Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator or reckless disregard of its obligations thereunder, the Administrator shall not be liable for any action or failure to act in accordance with its duties thereunder.

Under the Administration Service Agreement, the Administrator provides facilitating administrative services, including:  (i) providing services of persons competent to perform such administrative and clerical functions as are necessary to provide effective administration of the Portfolio; (ii) facilitating the performance of administrative and professional services to the Portfolio by others, including the Portfolio’s Custodian; (iii) preparing, but not paying for, the periodic updating of the Portfolio’s Registration Statement, Prospectuses and Statement of Additional Information in conjunction with Portfolio counsel, including the printing of such documents for the purpose of filings with the SEC and state securities administrators, and preparing reports to the Portfolio’s shareholders and the SEC; (iv) preparing in conjunction with Portfolio counsel, but not paying for, all filings under the securities or “Blue Sky” laws of such states or countries as are designated by the Advisor, which may be required to register or qualify, or continue the registration or qualification, of the Portfolio and/or its shares under such laws; (v) preparing notices and agendas for meetings of the Board and minutes of such meetings in all matters required by the 1940 Act to be acted upon by the Board; and (vi) monitoring daily and periodic compliance with respect to all requirements and restrictions of the 1940 Act, the Internal Revenue Code and the Prospectuses.

For the services rendered to the Portfolio by the Administrator, the Portfolio pays the Administrator a fund administration fee equal to the greater of a minimum fee of $40,000 or 0.10% on the first $100 million of net assets, 0.08% on the next $150 million of net assets and 0.06% on net assets greater than $250 million. The Portfolio also pays the Administrator for any out-of-pocket expenses.

Fund Accounting

The Administrator, pursuant to the Portfolio Accounting Service Agreement, provides the Portfolio with accounting services, including:  (i) daily computation of net asset value; (ii) maintenance of security ledgers and books and records as required by the 1940 Act; (iii) production of the Portfolio’s listing of portfolio securities and general ledger reports; (iv) reconciliation of accounting records; (v) calculation of yield and total return for the Portfolio; (vi) maintaining certain books and records described in Rule 31a-1 under the 1940 Act, and reconciling account information and balances among the Portfolio’s Custodian and Advisor; and (vii) monitoring and evaluating daily income and expense accruals, and sales and redemptions of shares of the Portfolio.

For the services rendered to the Portfolio by the Fund Accounting Service Agreement, the Portfolio pays the Fund Accountant a fee equal to a base annual fee of $24,000 plus or 0.02% on net assets of $25 million to $100 million and 0.01% on net assets greater than $100 million. The Portfolio also pays the Administrator for any out-of-pocket expenses.

Transfer Agent

GFS, 4020 South 147th Street, Suite 2, Omaha, NE 68137, acts as transfer, dividend disbursing, and shareholder servicing agent for the Portfolio pursuant to written agreement with Portfolio. Under the agreement, GFS is responsible for administering and performing transfer agent functions, dividend distribution, shareholder administration, and maintaining necessary records in accordance with applicable rules and regulations.

For the services rendered to the Portfolio under the Transfer Agency Service Agreement, the Portfolio pays the Administrator a transfer agency fee equal to a minimum fee of $15,000 or $14 per account. The Portfolio also pays the Administrator for any out-of-pocket expenses.

Custodian

The Fifth Third Bank serves as the custodian of the Portfolio’s assets pursuant to a Custody Agreement by and between the Fifth Third Bank and the Trust on behalf of the Portfolio.  The Custodian’s responsibilities include safeguarding and controlling the Portfolio’s cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Portfolio’s investments. Pursuant to the Custody Agreement, the Custodian also maintains original entry documents and books of record and general ledgers; posts cash receipts and disbursements; and records purchases and sales based upon communications from the Advisor. The Portfolio may employ foreign sub-custodians that are approved by the Board to hold foreign assets. The Custodian's principal place of business is 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

Compliance Services

Northern Lights Compliance Services, LLC (“NLCS”), an affiliate of GFS, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust.

DESCRIPTION OF SHARES

Each share of beneficial interest of the Trust has one vote in the election of Trustees. Cumulative voting is not authorized for the Trust. This means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so, and, in that event, the holders of the remaining shares will be unable to elect any Trustees.

Shareholders of the Trust and any other future series of the Trust will vote in the aggregate and not by series except as otherwise required by law or when the Board determines that the matter to be voted upon affects only the interest of the shareholders of a particular series or classes. Matters such as election of Trustees are not subject to separate voting requirements and may be acted upon by shareholders of the Trust voting without regard to series.

The Trust is authorized to issue an unlimited number of shares of beneficial interest.  Each share has equal dividend, distribution and liquidation rights. There are no conversion or preemptive rights applicable to any shares of the Portfolio. All shares issued are fully paid and non-assessable.

ANTI-MONEY LAUNDERING PROGRAM

The Trust has established an Anti-Money Laundering Compliance Program (the “Program”) as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”). To ensure compliance with this law, the Trust’s Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. The Trust’s secretary serves as its Anti-Money Laundering Compliance Officer.

Procedures to implement the Program include, but are not limited to, determining that the Transfer Agent and the participating insurance company and other intermediaries have established proper anti-money laundering procedures, reported suspicious and/or fraudulent activity and a complete and thorough review of all new opening account applications. The Trust will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Trust may be required to “freeze” the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Trust may be required to transfer the account or proceeds of the account to a governmental agency.

PURCHASE, REDEMPTION AND

PRICING OF SHARES

Calculation of Share Price

As indicated in the Prospectuses under the heading "Net Asset Value," the net asset value ("NAV") of the Portfolio's shares is determined by dividing the total value of the Portfolio's portfolio investments and other assets, less any liabilities, by the total number of shares outstanding of the Portfolio.

For purposes of calculating the NAV, portfolio securities and other assets for which market quotes are available are stated at market value. Market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price (“NOCP”). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the last bid price. Certain securities or investments for which daily market quotes are not readily available may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Exchange traded options; futures and options on futures are valued at the settlement price determined by the exchange. Other securities for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Portfolio's shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the New York Stock Exchange is closed and an investor is not able to purchase, redeem or exchange shares.

Portfolio shares are valued at the close of regular trading on the on each day that the New York Stock Exchange ("NYSE") is open. For purposes of calculating the NAV, the Portfolio normally uses pricing data for domestic equity securities received shortly after the NYSE closes, usually 4:00 p.m. Eastern time ("NYSE Close"), and do not normally take into account trading, clearances or settlements that take place after the NYSE Close. Domestic fixed income and foreign securities are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to the Portfolio or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of the security or the NAV determined earlier that day.

In unusual circumstances, instead of valuing securities in the usual manner, the Portfolio may value securities at fair value or estimate their value as determined in good faith by the Board or their designees, pursuant to procedures approved by the Board. Fair valuation may also be used by the Board if extraordinary events occur after the close of the relevant market but prior to the NYSE Close.

The Trust expects that the holidays upon which the Exchange will be closed are as follows: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Purchase of Shares

Orders for shares received by the Portfolio in good order prior to the close of business on the NYSE on each day during such periods that the NYSE is open for trading are priced at net asset value per share computed as of the close of the regular session of trading on the NYSE. Orders received in good order after the close of the NYSE, or on a day it is not open for trading, are priced at the close of such NYSE on the next day on which it is open for trading at the next determined net asset value per share.

Redemption of Shares

The Portfolio will redeem all or any portion of a shareholder's shares of the Portfolio when requested in accordance with the procedures set forth in the "Redemptions" section of the Prospectus. Under the 1940 Act, a shareholder’s right to redeem shares and to receive payment therefore may be suspended at times:

(a) when the NYSE is closed, other than customary weekend and holiday closings;

(b) when trading on that exchange is restricted for any reason;

(c) when an emergency exists as a result of which disposal by the Portfolio of securities owned by it is not reasonably practicable or it is not reasonably   practicable for the Portfolio fairly to determine the value of its net assets, provided that applicable rules and regulations of the Securities and Exchange Commission (or any succeeding governmental authority) will govern as to whether the conditions prescribed in (b) or (c) exist; or

(d) when the Securities and Exchange Commission by order permits a suspension of the right to redemption or a postponement of the date of payment on redemption.

In case of suspension of the right of redemption, payment of a redemption request will be made based on the net asset value next determined after the termination of the suspension.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax advisor regarding their investment in the Portfolio.

The Portfolio intends to qualify and elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Tax Code”), and intends to continue to so qualify, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Portfolio should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Portfolio will be computed in accordance with Section 852 of the Tax Code.

Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Portfolio.

The Portfolio intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Tax Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income and net capital gain, if any, will be made annually no later than December 31 of each year. Both types of distributions will be in shares of the Portfolio unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Tax Code, the Portfolio must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holding so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Portfolio’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Portfolio’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Portfolio controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Portfolio fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such the Portfolio would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Portfolio generally would not be liable for income tax on the Portfolio’s net investment income or net realized capital gains in their individual capacities..

The Portfolio is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Tax Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Portfolio’s ordinary income for the calendar year and at least 98% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Portfolio during the preceding calendar year. Under ordinary circumstances, the Portfolio expects to time its distributions so as to avoid liability for this tax.

For a discussion of the tax consequences to holders of variable life or annuity contracts, refer to the prospectuses or other documents you received when you purchased your variable life or variable annuity contracts. Variable life or variable annuity contracts purchased through insurance company separate accounts provide for the accumulation of all earnings from interest, dividends, and capital appreciation without current federal income tax liability for the owner.  Depending on the variable annuity or variable life contract, distributions from the contract may be subject to ordinary income tax and, in addition, on distributions before age 59 1/2, a 10% penalty tax.  Only the portion of a distribution attributable to income on the investment in the contract is subject to federal income tax.  Investors should consult with competent tax advisors for a more complete discussion of possible tax consequences in a particular situation.

Additional Diversification Requirement

In addition to the diversification requirements applicable to all regulated investment companies discussed above, the Tax Code imposes certain diversification standards on the underlying assets of variable life or variable annuity contracts held in the Portfolio. The Tax Code provides that a variable annuity contract shall not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the Treasury Department, adequately diversified. Disqualification of the variable life or variable annuity contract as such would result in immediate imposition of federal income tax on variable life or variable annuity contract owners with respect to earnings allocable to the contract. This liability would generally arise prior to the receipt of payments under the contract.

The Portfolio intends to comply, and continue to comply, with the diversification requirement imposed by section 817(h) of the Tax Code and the regulations thereunder on insurance company segregated asset ( i.e., separate) accounts.  This requirement place certain limitations on the assets of each insurance company separate account, and, because section 817(h) and those regulations treat the assets of the Portfolio as assets of the related separate account, of the Portfolio, that may be invested in securities of a single issuer.  Specifically, the regulations require that, except as permitted by the "safe harbor" described below, as of the end of each calendar quarter or within thirty days thereafter no more than 55% of the total assets of the Portfolio may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments and no more than 90% by any four investments.  For this purpose, all securities of the same issuer are considered a single investment, and each U.S. government agency or instrumentality is considered a separate issuer.  Section 817(h) provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements are satisfied and no more than 55% of the value of the account’s total assets are cash and cash items, U.S. Government Securities and securities of other registered investment companies.  Failure of the Portfolio to satisfy the section 817(h) requirements would result in taxation of the insurance company issuing the Contracts and treatment of the holders other than as described in the applicable Contract prospectus.

Treasury regulations provide that a variable annuity contract will be able to look through to the assets held by the Portfolio for the purpose of meeting the diversification test if the Portfolio meets certain requirements.  The Portfolio will be managed in such a manner as to comply with the diversification requirements and to allow the variable annuity contracts to be treated as owning a proportionate share of the Portfolio’s assets. It is possible that in order to comply with the diversification requirements, less desirable investment decisions may be made which would affect the investment performance of the Portfolio.

The above discussion of the federal income tax treatment of the Portfolio assumes that all the insurance company accounts holding shares of the Portfolio are either segregated asset accounts underlying variable contracts as defined in Section 817(d) of the Tax Code or the general account of an insurance company as defined in Section 816 of the Tax Code.  Additional tax consequences may apply to holders of variable contracts investing in the Portfolio if any of those contracts are not treated as annuity, endowment or life insurance contracts.

Under Treasury regulations, if a shareholder realizes a loss on a disposition of the Portfolio’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (such as an insurance company holding the separate accounts referenced in this SAI), the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886.  Direct shareholders of Portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company, such as the separate accounts that owns shares of the Portfolio, are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not reduce the taxable income of the insurance company holding the separate accounts. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies.

Shareholders should consult their tax advisors about the application of federal, state and local and foreign tax law in light of their particular situation.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen Fund Audit Services, Ltd., whose address is 800 Westpoint Parkway, Suite 1100, Westlake, OH 44145, serves as the Portfolio’s independent registered public accounting firm providing services including (1) audit of annual financial statements, and (2) assistance and consultation in connection with SEC filings.

LEGAL COUNSEL

Thompson Hine LLP, 312 Walnut Street, 14th floor Cincinnati, Ohio 45202-4089 serves as the Trust's legal counsel.

APPENDIX A

DESCRIPTION OF BOND RATINGS

Standard & Poor's Ratings Group. A Standard & Poor's corporate bond rating is a current assessment of the credit worthiness of an obligor with respect to a specific obligation. This assessment of credit worthiness may take into consideration obligors, such as guarantors, insurers or lessees. The debt rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished to Standard & Poor's by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform any audit in connection with the ratings and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, unavailability of such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

1.   Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

2.   Nature of and provisions of the obligation.

3.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or their arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

AAA - This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay any principal.

AA - Debt rated AA also qualifies as high quality debt obligations. Capacity to pay interest and repay principal is very strong and in the majority of instances they differ from AAA issues only in small degree.

A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB, B, CCC, CC, C - Debt rated BB, B, CCC, CC and C is regarded, on a balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation.

BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

BB - Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB rating.

B - Debt rated B has greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

CCC - Debt rated CCC has a currently indefinable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC - The rating CC is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C - The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

C1 - The rating C1 is reserved for income bonds on which no interest is being paid.

D - Debt rated D is in payment default. It is used when interest payments or principal payments are not made on a due date even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace periods; it will also be used upon a filing of a bankruptcy petition if debt service payments are jeopardized. Plus (+) or Minus (-) - To provide more detailed indications of credit quality, the ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR - indicates that no public rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy. Debt obligations of issuers outside the United States and its territories are rated on the same basis as domestic corporate issues. The ratings measure the credit worthiness of the obligor but do not take into account currency exchange and related uncertainties.

Bond Investment Quality Standards: Under present commercial bank regulations issued by the Comptroller of the Currency, bonds rated in the top four categories (AAA, AA, A, BBB, commonly known as "Investment Grade" ratings) are generally regarded as eligible for bank investment. In addition, the Legal Investment Laws of various states may impose certain rating or other standards for obligations eligible for investment by savings banks, trust companies, insurance companies and fiduciaries generally.

Moody's Investors Service, Inc. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa - Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Some bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

NOTE: Bonds within the above categories which possess the strongest investment attributes are designated by the symbol "1" following the rating.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa - Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca - Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C - Bonds which are rated C are the lowest rated class of bonds and issue so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Duff & Phelps, Inc.: AAA-- highest credit quality, with negligible risk factors; AA -- high credit quality, with strong protection factors and modest risk, which may vary very slightly from time to time because of economic conditions; A-- average credit quality with adequate protection factors, but with greater and more variable risk factors in periods of economic stress. The indicators "+" and "-" to the AA and A categories indicate the relative position of a credit within those rating categories.

Fitch Investors Service LLP.: AAA -- highest credit quality, with an exceptionally strong ability to pay interest and repay principal; AA -- very high credit quality, with very strong ability to pay interest and repay principal; A -- high credit quality, considered strong as regards principal and interest protection, but may be more vulnerable to adverse changes in economic conditions and circumstances. The indicators "+" and "-" to the AA, A and BBB categories indicate the relative position of credit within those rating categories.

DESCRIPTION OF NOTE RATINGS

A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.

Amortization schedule (the larger the final maturity relative to other maturities the more likely it will be treated as a note).

Source of Payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.) Note rating symbols are as follows:

·

SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

·

SP-2 Satisfactory capacity to pay principal and interest.

·

SP-3 Speculative capacity to pay principal and interest.

Moody's Short-Term Loan Ratings - Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing, while various factors of major importance in bond risk are of lesser importance over the short run.

Rating symbols and their meanings follow:

·

MIG 1 - This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

·

MIG 2 - This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

·

MIG 3 - This designation denotes favorable quality. All security elements are accounted for but this is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

·

MIG 4 - This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

COMMERCIAL PAPER RATINGS

Moody's Investors Service, Inc.: Commercial paper rated "Prime" carries the smallest degree of investment risk. The modifiers 1, 2, and 3 are used to denote relative strength within this highest classification.

Standard & Poor's Ratings Group: "A" is the highest commercial paper rating category utilized by Standard & Poor's Ratings Group which uses the numbers 1+, 1, 2 and 3 to denote relative strength within its "A" classification.

Duff & Phelps Inc.: Duff 1 is the highest commercial paper rating category utilized by Duff & Phelps which uses + or - to denote relative strength within this classification. Duff 2 represents good certainty of timely payment, with minimal risk factors. Duff 3 represents satisfactory protection factors, with risk factors larger and subject to more variation.

Fitch Investors Service LLP.: F-1+ -- denotes exceptionally strong credit quality given to issues regarded as having strongest degree of assurance for timely payment; F-1 -- very strong, with only slightly less degree of assurance for timely payment than F-1+; F-2 -- good credit quality, carrying a satisfactory degree of assurance for timely payment.

APPENDIX B

PROXY VOTING POLICIES AND PROCEDURES

OF CHARIOT ADVISORS, LLC

[to be provided]